Television Broadcasts Limited
Interim Report 2005

2005

電視廣播有限公司
二〇〇五年度中期報告

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (Executive Chairman)
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (Executive Deputy Chairman)
Mona Fong (Deputy Chairperson)
Louis Page (Managing Director)
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee * (appointed on 17 March 2005)
Lee Jung Sen, O.B.E. * (retired on 25 May 2005)
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

EXECUTIVE COMMITTEE

Sir Run Run Shaw (Chairman)
Dr. Norman Leung Nai Pang
Mona Fong
Louis Page
Kevin Lo Chung Ping

AUDIT COMMITTEE

Robert Sze Tsai To * (Chairman)
Dr. Li Dak Sum *
Chien Lee * (appointed on 17 March 2005)
Lee Jung Sen * (retired on 25 May 2005)

REMUNERATION COMMITTEE

Chien Lee * (Chairman)
Mona Fong
Robert Sze Tsai To *

EXECUTIVE OFFICERS

George Chan Ching Cheong (Assistant Managing Director)
Stephen Chan Chi Wan (General Manager - Broadcasting)
Cheong Shin Keong (General Manager - Broadcasting)

COMPANY SECRETARY

Adrian Mak Yau Kee

* independent non-executive Directors

CORPORATE INFORMATION (Continued)

REGISTERED OFFICE

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers
33/F, Cheung Kong Centre
2 Queen's Road Central
Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

The directors of Television Broadcasts Limited ("Directors") are pleased to present the interim report and condensed accounts for the six months ended 30 June 2005 in respect of Television Broadcasts Limited (the "Company" or "TVB") and its subsidiaries (the "Group"). The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2005, and the consolidated balance sheet of the Group as at 30 June 2005, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 11 to 44 of this report.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.25 (2004: HK$0.20) per share for 438,000,000 issued shares.

The Register of Members of the Company will be closed from 20 September 2005 to 22 September 2005, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Friday, 16 September 2005. Dividend warrants will be despatched to shareholders on 29 September 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Operating Results for the Period

For the six months ended 30 June 2005 (the "Period"), the Group achieved a turnover of HK$1,853 million (2004: HK$1,696 million), which represented an increase of 9.3%. Cost of sales amounted to approximately HK$805 million (2004: HK$899 million), which represented a reduction of 10.5%. Gross profit for the Period amounted to HK$1,048 million (2004: HK$797 million), which represented a gross profit percentage of 56.6% (2004: 47.0%)

Selling, distribution and transmission costs for the Period amounted to HK$226 million (2004: HK$225 million). General and administrative expenses for the Period totaled HK$219 million (2004: HK$241 million), which represented a decrease of 9.1%. The reason for the decrease was primarily attributable to lower staff costs which resulted from the streamlining of resources in 2004. Finance costs for the Period was reduced to HK$1 million (2004: HK$4 million), as the Group had a low level of bank borrowings during the Period.

The Group's share of losses of the 49% equity interest in Galaxy Satellite TV Holdings Limited ("GSTV"), an associated company, amounted to HK$99 million (2004: HK$77 million), which represented an increase of 28.6%. This was due to the increase in advertising and promotion costs of Galaxy Satellite Broadcasting Limited ("GSB"), in association with the re-branding exercise to rename its pay TV platform to *"SuperSUN"* which took place in May 2005. There was no sharing of losses by the Group relating to the 51% equity interest in GSTV, as the control of this portion of the interest was temporary.

A change in fair value of financial assets, which comprised the 51% equity interest in GSTV, of approximately HK$149 million, was recorded in the condensed consolidated income statement during the Period. This recognition of the increase in value of the financial assets is in compliance with Hong Kong Accounting Standard 39 on Financial Instruments to reflect the changes in the value of such investments by reference to their fair value, and is non-recurring. The 51% equity interest in GSTV was disposed of subsequent to the balance sheet date.

The Group's taxation charge amounted to HK$115 million (2004: HK$43 million), which represented an increase of 167.4%. The increase was attributable to the rise in the provision for Hong Kong profits tax due to increase in the advertising revenue derived in Hong Kong, and a provision for deferred income tax of HK$29 million on the undistributed profits of an overseas subsidiary.

As a result, profit attributable to equity holders of the Company for the Period amounted to HK$545 million (2004: HK$217 million), which represented an increase of 150.8%. Earnings per share increased to HK$1.25 (2004: HK$0.50).

Included in cost of sales were the costs of programme, film rights and stocks for the Period which amounted to HK$519 million (2004: HK$627 million). This decrease of 17.2% resulting from comparing the costs for the Period with the same period of last year, was attributable to adoption of a different compilation of programmes, primarily on *Jade* during prime time, which may vary from season to season taking into account audience taste and market trend.

Through a better mix of programming and scheduling between in-house production and acquired programmes, we have been able to optimise on our programme stock levels.

Business Review and Prospect

Terrestrial Television Broadcasting

Retail sales in Hong Kong grew by 7.9% in value in the first six months of this year compared with the same period of last year. The growth was strongest in the clothing (+13.0%) and jewellery/watches categories (+11.0%) but slightly weaker in the supermarket (+5.7%) category, which indicates less growth for fast moving consumer goods.

Against this background, TVB's Hong Kong advertising revenue for the first half of 2005 increased by 9.4%.

Advertisers in the skin care and milk powder categories continued to find TV advertising very impactful and their strong spending contributed significantly to our growth. We were also successful in gaining a fair share of the strong resurgence in local property advertising and this too was a major contributor to growth. In the services sector, we were able to secure strong growth from airlines, finance companies, mobile phone services and travel agents.

While the Company will continue to seek growth in airtime revenue for the rest of the year from these strong sectors, we must be prudent in our expectations of the quantum of the growth. Thus, we would also look to develop growth in hitherto weaker performing sectors through non-traditional advertising products, such as programme sponsorships, product sponsorships and event sponsorships.

In terms of viewership, *Jade* and *Pearl* continued to gain strong audience support during the Period. *Jade* achieved an average of 84% weekday prime time (7-11pm) audience share of terrestrial Chinese channels; and *Pearl* garnered a weekly prime time (7pm to midnight) average of 74% audience share of terrestrial English channels.

Discussion with the Government for the implementation of digital terrestrial television in Hong Kong continued during the Period, and good progress has been made.

Programme Licensing and Distribution

Revenue from programme licensing and distribution during the Period amounted to HK$285 million, which approximated the revenue recorded in the same period of last year of HK$286 million. Home video distribution revenue is under pressure in some of our markets owing to pirated compressed video discs ("HDVD") and illegal downloading.

On the other hand, our program library and continuous production capacity afford us the opportunity to explore new means of distribution, such as video-on-demand and mobile services. These new means of distribution will add positive elements to our business and will hopefully compensate for the slowdown in the traditional markets.

Overseas Satellite Pay TV Operations

TVB Satellite Platform ("TVBSP") USA

Subscription growth in TVBSP was affected by the increasing competition in the Chinese TV services in the USA. In the first half of 2005, our subscribers grew by a moderate single digit. This changing landscape prompted the need for TVBSP to expand its service into other Asian markets. TVBSP is planning to capitalise on its huge content library, and to compile more Asian language services such as Vietnamese and Putonghua programming for the mainstream satellite and cable platform operators in the USA.

TVB Australia ("TVBA")

Our Jadeworld platform service in Australia sustained its growth momentum. Our Mainland China TV content which comprised CCTV-4 and DragonTV was further strengthened by the inclusion of Hunan TV, making Jadeworld an 11-channel package. Based on the enhanced Jadeworld package, we have successfully imposed a moderate increase of subscription fee since March 2005. The Jadeworld carnival in Sydney in June 2005 boosted Jadeworld's image and enhanced the relationship between TVBA and the local Chinese communities.

The Chinese Channel ("TCC") Europe

Subscriber base in TCC saw mild growth during the six-month period up to 30 June 2005.

As part of the overall improvement of system efficiency and technical support, TCC is adopting the same subscriber management system currently used by TVBA. The change is to be completed by the end of 2005, and will coincide with promotional activities in London and Paris. TCC is also developing the European market via cable and IPTV operators.

Channel Operations

Taiwan

Competition in Taiwan's TV market continues to be challenging due to the high number of channels available. The reshuffling of the channels' numbering system at the beginning of the year added to the confusion. The popularity of some Korean dramas also affected the audience share of the traditional programmes. In spite of these adverse elements, ratings of TVBS channels remain high.

TVB8 and Xing He

The revenue of TVB8 and Xing He grew as a result of the subscription growth in Malaysia and the launch of Xing He in the cable TV networks in Vietnam and Thailand.

TVB8 shall continue to target young educated viewers and focus on improving our distribution network in Mainland China.

Supply of Channels to GSB

The Company continued to supply TV programmes in Cantonese to GSB during the Period under a license supply agreement dated 4 September 2001. The six channels comprised 24-hour news channel *tvbN*, TVB's classic drama channel *tvbChoice*, interactive consultation and health advices channel *tvbHealth*, music channel *tvbM*, children's channel *tvbQ*, and acquired Asian region and overseas soap operas channel *Drama Select*. By way of an agreement dated 29 June 2005, an amended channel supply agreement was entered into between GSB and TVB whereby certain amendments were agreed which included the supply of the above six channels from exclusive basis to non-exclusive basis.

Other Activities

Jade Animation

Upon the expiry of the business license of the joint venture company with Shenzhen Art Museum on 5 June 2005, Jade Animation discontinued its animation production operations and disposed of its assets in Shenzhen. Licensing activities of the animation library stock will be carried out by the marketing teams of TVB's Programme Licensing & Distribution Division.

Internet Operations

Growth was propelled mainly by the increase in the demand for 3G contents. This segment showed a 70% growth in revenue. As more 3G operators launch or enhance their services, further growth can be expected in the short to medium term.

Advertising income showed a slight decline but this was due to seasonal factors and the full year performance is expected to grow. As a result, profit for the Period showed a healthy increase of 24% over last year.

Devices and transmission technology for the reception and dissemination of digital content continue to evolve at a rapid pace. The Company will exploit all appropriate technologies to increase revenue generation and penetration of TVB content in an increasingly diverse media market.

Publishing Operations

TVB Weekly has positioned itself to be the weekly magazine targeting the followers of TVB *Jade* channel. To increase competitiveness in an oversupplied magazine market in Hong Kong, *TVB Weekly* had undergone a substantial restructuring of all aspects of its operations, including editorial, distribution and marketing, during the Period. This has resulted in a better format and presentation of the contents, as well as improvement in the standard of photography. Staffing level had also been streamlined. As a result, operating costs, including staff costs, had been significantly reduced compared with the same period of last year.

Despite the efforts made, advertising income from *TVB Weekly* saw a reduction that was partially offset by savings in operating costs. Overall, profit from this segment of the business was down by 24%. However, we expect that through the changes made the publishing operations will be on a better footing for revenue and profit growth in the next 12 months.

Hong Kong Pay TV Platform

The Group's pay TV operation is held under GSB. In May 2005, GSB changed its brand name *"ex-TV"* to *"SuperSUN"* to reflect a new operation.

To increase its service coverage, GSB signed a cooperation agreement with Hutchison Global Communications Limited ("HGC") in January 2005 to deliver GSB's *SuperSUN* pay TV service by leveraging HGC's broadband network in Hong Kong. This arrangement enhances both companies' competitive edges in bringing innovative infotainment services to customers.

New bundled services incorporating both GSB and HGC's services have been launched in the market since the end of July 2005. Under these arrangements, subscribers will simply install a set-top box with HGC's broadband connectivity to enjoy *SuperSUN's* TV programmes.

Currently, *SuperSUN* is transmitted via satellite through existing SMATV and CABD networks as well as through HGC's broadband network into set-top boxes of individual homes. On channels line-up, *SuperSUN* is currently carrying 42 channels on its SMATV platform and 40 channels over its broadband platform. Amongst these channels in the respective platforms, six are produced and packaged by TVB. 24-hour news channel *tvbN*, TVB's classic drama channel *tvbChoice*, interactive consultation and health advices channel *tvbHealth*, music channel *tvbM*, children's channel *tvbQ*, and acquired Asian region and overseas soap operas channel *Drama Select*, are produced for the local pay TV market and broadcast in Cantonese.

Besides the provision of pay television business in Hong Kong, GSB also engages in teleport business which includes the provision of satellite uplink and playback services.

Financial Review

Important Events

On 4 February 2005, a wholly-owned subsidiary of the Company entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd. for the purchase of the remaining 30% of the issued share capital in Liann Yee Production Co. Ltd. ("LYP") not held by the Group for a cash consideration of NT$900 million (approximately HK$220.95 million). The transaction was approved by shareholders at an extraordinary general meeting held on 21 March 2005. As a result, the Group's interest in the shareholding in LYP increased from 70% to 100%.

On 21 April 2005, TVB Satellite TV Holdings Limited ("TVB Satellite"), a wholly-owned subsidiary of the Company, entered into a transaction with Enjoy Profits Limited, Ruili Holdings Limited, Dr. Chan Kwok Keung, Charles for the disposal of 49% and 2% equity interests respectively in GSTV, which owns 100% equity interest in GSB, to Ruili Holdings Limited, through Enjoy Profits Limited, and Dr. Chan Kwok Keung, Charles for a total cash consideration of HK$350 million. Completion of the transaction is subject to, inter-alia, the settlement of unpaid capital contribution by the Group to GSTV of HK$377 million. Completion of the first closing of the transaction took place on 12 August 2005, and completion of the second closing is scheduled to take place before 31 December 2005.

Capital Assets, Investment, Liquidity and Debts

As at 30 June 2005, non-current assets of the Group stood at HK$2,553 million, a decrease from 31 December 2004 of HK$2,615 million. The net decrease was attributable to the recognition of goodwill on acquisition of the remaining 30% equity interest in LYP, offset by the decrease in the net book value of property, plant and equipment and the shared losses of the associated company, GSTV.

Cash and bank balances as at 30 June 2005 amounted to HK$456 million, a decrease of 15% over last year end (December 2004: HK$536 million). About 38% of the cash balance was maintained in overseas subsidiaries for their daily operation. To finance current working capital requirements, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars, US Dollars and New Taiwan Dollars.

Trade and other receivables, prepayment and deposits increased from HK$1,025 million to HK$1,111 million which represented an 8.4% increase from the position at the end of last year, reflecting a higher level of billing and the programme fee receivable from GSB. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts. Trade and other payables and accruals remained almost the same as last year end.

The Group recorded a gearing ratio of 0.04% as of 30 June 2005 (December 2004: 2%) which was measured by total debts of HK$1.5 million (December 2004: HK$61 million) against a shareholders' fund of HK$3,874 million (December 2004: HK$3,671 million). The decrease was due to the repayment of bank loans.

Contingent Liabilities

There were guarantees to the extent of HK$8.5 million (December 2004: HK$8.8 million) provided to bankers for banking facilities.

In March 2005, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong for the year of assessment 1998/99 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,277,000. The Group was granted a holdover of the payment on condition that tax reserve certificates are purchased. Tax reserve certificates of HK$23,989,000 were purchased in May 2005. The Group has objected to these additional assessments. The Group believes that the objection is well founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

Exposure to Fluctuations in Exchange Rates and Related Hedges

As at 30 June 2005, there was no exchange contract entered into by the Group with financial institutions to sell forward foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers (December 2004: HK$5.8 million). Consequently, there were no unrealised gains or losses arising from such forward contracts (December 2004: HK$0.5 million).

HUMAN RESOURCES

As of 30 June 2005, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,625 (December 2004: 4,843) full-time employees. About 27% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. There was no share option scheme adopted by the Group during the Period. From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enroll on their own initiative.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2005, the beneficial interests of the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:

	No. of Ordinary Shares of HK$ 0.05 each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000#	141,174,828* *(a)*	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 *(b)*	17,303,144	3.95%
Mona Fong	1,146,000#	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Dr. Li Dak Sum	-	-	300,000 *(c)*	300,000	0.07%
Louis Page	160,000	-	-	160,000	0.04%
Dr. Chow Yei Ching	100,000	-	-	100,000	0.02%

Note: *Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds a 100% equity interest through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds a 100% equity interest.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the Directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any Directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 30 June 2005.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2005, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance showed that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital.

	No. of Ordinary Shares of HK$0.05 each		Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*		26.00%
OppenheimerFunds, Inc.	34,220,600	*(i)*	7.81%
The Shaw Foundation Hong Kong Limited	27,286,200*		6.23%
Marathon Asset Management Limited	26,288,000	*(ii)*	6.02%
FMR Corporation	22,000,300	*(iii)*	5.02%
State Street Corporation	21,956,534	*(iv)*	5.01%

Note: *Duplication of shareholdings occurred between parties * shown here and above under "Directors' Interests In Shares".*

(i) *Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.*

(ii) *Interests were held in the capacity of investment manager.*

(iii) *Interests were held by Fidelity Management & Research Company (FMRCo) and Fidelity Management Trust Company (FMTC), in both of which FMR Corporation in the US holds a 100% equity interest. FMRCo acts as investment adviser to various investment companies, and FMTC acts as a trustee or investment manager of various pensions and trust accounts, and as investment manager of other institutional accounts.*

(iv) *Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds a 100% equity interest.*

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 30 June 2005.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2005, the Company had not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2005, the Company was in compliance with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except for the following:

a) the executive chairman is not subject to retirement by rotation pursuant to Article 114(D) of the Company's Articles of Association;

b) the non-executive Directors were not appointed for specific terms during the Period but are subject to retirement by rotation. Pursuant to Article 114(A) of the Company's Articles of Association, at each annual general meeting, one third of the Directors for the time being, or if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation and shall be eligible for re-election. The Company is taking steps to comply with code provision A.4.1 by issuing a letter of appointment with specific term of office clearly mentioned therein to non-executive Directors in the second half of 2005; and

c) a remuneration committee of the Board comprising a majority of independent non-executive Directors was formed on 16 August 2005, subsequent to the Period end, in accordance with the provisions of the Code.

Save for the above, none of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2005, in compliance with the Code.

The Board had adopted the revised Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules, which superseded the earlier model code adopted on 1 September 2004. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the Period.

AUDIT COMMITTEE

All of the Audit Committee members are appointed from the non-executive Directors, with the chairman of the Audit Committee meeting the qualifications and experience in financial matters as required by the Listing Rules.

The Audit Committee has reviewed with the management of the Company the accounting principles and practices adopted by the Group, and discussed internal controls and financial reporting matters, in the presence of the Company's external auditors, which included a review of the unaudited condensed interim accounts for the six months ended 30 June 2005 prior to making its recommendation to the Board of Directors.

The interim financial statements for the six months ended 30 June 2005 have not been audited but have been reviewed by the Company's external auditors whose report is set out on page 45 of this report.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2005 containing all the information required by paragraphs 46(1) to 46(9) of Appendix 16 of the Listing Rules is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com).

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 31 August 2005

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2005

	Note	**30 June 2005 Unaudited**	31 December 2004 As restated
		HK$'000	HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**1,979,203**	2,049,844
Leasehold land	6	**190,700**	192,984
Goodwill	6&7	**164,733**	55,342
Interest in jointly controlled entities		**10,537**	18,722
Interest in associates		**185,953**	261,713
Non-trading securities		**206**	3,705
Loans to investee companies		**6,324**	14,263
Deferred income tax assets		**15,549**	18,592
		2,553,205	2,615,165
Current assets			
Programmes and film rights		**468,663**	452,652
Stocks		**10,906**	11,588
Trade and other receivables, prepayments and deposits	8	**1,110,843**	1,024,956
Financial assets at fair value through profit or loss	9	**338,210**	189,432
Tax recoverable		**1,107**	3,034
Pledged bank deposits		**246**	234
Bank deposits maturing after three months		**54,230**	9,550
Cash and cash equivalents		**401,464**	526,299
		2,385,669	2,217,745
Total assets		**4,938,874**	4,832,910
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	10	**21,900**	21,900
Other reserves	11	**707,372**	698,989
Retained earnings			
- Proposed final dividend	20(b)	**-**	350,400
- Others		**3,144,714**	2,599,357
		3,873,986	3,670,646
Minority interest		**21,935**	116,550
Total equity		**3,895,921**	3,787,196
LIABILITIES			
Non-current liabilities			
Long-term borrowings	13	**-**	48,683
Deferred income tax liabilities		**151,057**	125,370
Retirement benefit obligations		**20,488**	16,215
Long-term provisions	14	**-**	1,045
		171,545	191,313

CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

AS AT 30 JUNE 2005

	Note	**30 June 2005 Unaudited HK$'000**	31 December 2004 As restated HK$'000
Current liabilities			
Trade and other payables and accruals	12	**714,745**	727,635
Current income tax liabilities		**152,070**	99,865
Borrowings	13	**1,460**	12,040
Short-term provisions	14	**3,133**	14,861
		871,408	854,401
Total liabilities		**1,042,953**	1,045,714
Total equity and liabilities		**4,938,874**	4,832,910

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Note	Unaudited Six months ended 30 June 2005 HK$'000	2004 HK$'000
Turnover	5	**1,853,324**	1,695,542
Cost of sales	16	**(805,032)**	(899,040)
Gross profit		**1,048,292**	796,502
Other revenues	15	**26,606**	18,533
Selling, distribution and transmission costs	16	**(225,849)**	(224,662)
General and administrative expenses	16	**(218,704)**	(240,899)
Other operating (expenses)/income		**(8,569)**	10,108
		621,776	359,582
Change in fair value of financial assets at fair value through profit or loss		**148,778**	-
Operating profit		**770,554**	359,582
Finance costs	17	**(970)**	(4,003)
Share of losses of			
Jointly controlled entities		**(4,245)**	(1,911)
Associates		**(98,873)**	(76,853)
Profit before income tax		**666,466**	276,815
Income tax expense	18	**(115,266)**	(42,760)
Profit for the period		**551,200**	234,055
Attributable to:			
Equity holders of the Company		**545,357**	217,465
Minority interest		**5,843**	16,590
		551,200	234,055
Earnings per share for profit attributable to the equity holders of the Company during the period	19	**HK$1.25**	HK$0.50
Dividends	20	**109,500**	87,600

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital	**Other reserves**	**Retained earnings**	**Minority interest**	**Total**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2005, as previously reported as equity	21,900	698,989	2,949,757	-	3,670,646
Balance at 1 January 2005, as previously separately reported as minority interest	-	-	-	116,550	116,550
Balance at 1 January 2005, as restated	21,900	698,989	2,949,757	116,550	3,787,196
Currency translation differences	-	8,383	-	5,207	13,590
Net income recognised directly in equity	-	8,383	-	5,207	13,590
Profit for the period	-	-	545,357	5,843	551,200
Total recognised income for the six months ended 30 June 2005	-	8,383	545,357	11,050	564,790
Dividends relating to 2004	-	-	(350,400)	-	(350,400)
Acquisition of minority interest in a subsidiary (note 6)	-	-	-	(105,665)	(105,665)
	-	-	(350,400)	(105,665)	(456,065)
Balance at 30 June 2005	**21,900**	**707,372**	**3,144,714**	**21,935**	**3,895,921**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2004, as previously reported as equity	21,900	694,371	2,579,276	-	3,295,547
Balance at 1 January 2004, as previously separately reported as minority interest	-	-	-	83,785	83,785
Balance at 1 January 2004, as restated	21,900	694,371	2,579,276	83,785	3,379,332
Currency translation differences	-	(2,727)	-	(1,833)	(4,560)
Exchange recognised directly in equity	-	(1,033)	1,033	-	-
Net income/(expense) recognised directly in equity	-	(3,760)	1,033	(1,833)	(4,560)
Profit for the period	-	-	217,465	16,590	234,055
Total recognised income/(expense) for the six months ended 30 June 2004	-	(3,760)	218,498	14,757	229,495
Dividends relating to 2003	-	-	(262,800)	-	(262,800)
Balance at 30 June 2004	21,900	690,611	2,534,974	98,542	3,346,027

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Unaudited	
	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Net cash inflow from operating activities	**583,647**	528,270
Net cash outflow from investing activities	**(300,969)**	(185,217)
Net cash outflow from financing activities	**(413,907)**	(374,585)
Decrease in cash and cash equivalents	**(131,229)**	(31,532)
Cash and cash equivalents at 1 January	**526,299**	300,224
Exchange gains on cash and cash equivalents	**4,934**	294
Cash and cash equivalents at 30 June	**400,004**	268,986
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**401,464**	330,124
Bank overdrafts	**(1,460)**	-
Short-term bank loans repayable within three months	**-**	(61,138)
Cash and cash equivalents	**400,004**	268,986

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1 Basis of preparation and accounting policies

These unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

These condensed consolidated financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing these information. The HKFRS standards and interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these condensed consolidated financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2 Changes in accounting policies

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 3	Business Combinations

2 Changes in accounting policies (Continued)

(a) Effect of adopting new HKFRS (Continued)

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27, 28, 31 and 33 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 23, 27, 28, 31 and 33 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

- amortised on a straight-line basis over a period ranging from 5 to 10 years; and
- assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3 (note 2.4):

- the Group ceased amortisation of goodwill from 1 January 2005;
- accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill; and
- from the year ending 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 21 - prospective accounting for goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 - does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Hong Kong Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" to investments in securities for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005; and
- HKFRS 3 - prospectively after the adoption date.

2 Changes in accounting policies (Continued)

(a) Effect of adopting new HKFRS (Continued)

(i) The effects of the adoption of revised HKAS 17 are summarised as follows:

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Decrease in property, plant and equipment	**(190,700)**	(192,984)
Increase in leasehold land	**190,700**	192,984

(ii) The effects of the adoption of revised HKFRS 3 and HKAS 38 are summarised as follows:

	Six months ended 30 June 2005
	HK$'000
Decrease in other operating expenses arising from the cessation of amortisation of goodwill	**(2,799)**

(b) New accounting policies

The accounting policies used for the condensed consolidated financial information for the six months ended 30 June 2005 are the same as those set out in note 1 to the 2004 annual financial statements except for the following:

2.1 Acquisition of subsidiaries and associates

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment, the measurement and recognition of goodwill is the same as that of goodwill arising from the acquisition of subsidiaries. Goodwill relating to an associate is included in the carrying amount of the investment. Appropriate adjustments to the investor's share of the profits or losses after acquisition are made to account based on their fair values at the date of acquisition.

2.2 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

2 Changes in accounting policies (Continued)

(b) New accounting policies (Continued)

2.2 Foreign currency translation (Continued)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholder's equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3 Property, plant and equipment

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

2.4 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

2 Changes in accounting policies (Continued)

(b) New accounting policies (Continued)

2.5 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.6 Investments

From 1 January 2004 to 31 December 2004:
The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as investment securities and other investments.

(a) Investment securities
Investment securities are stated at cost less any provision for impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the income statement. This impairment loss is written back to the income statement when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(b) Other investments
Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the income statement. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

From 1 January 2005 onwards:
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

2 Changes in accounting policies (Continued)

(b) New accounting policies (Continued)

2.6 Investments (Continued)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 2.7).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value whereas available-for-sale financial assets are carried at cost less accumulated impairment. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are carried at cost less accumulated impairment.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2.7 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2 Changes in accounting policies (Continued)

(b) New accounting policies (Continued)

2.8 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3 Financial risk management

Financial risk factors

The Group's activities exposed it to a variety of financial risks: market risk (including foreign exchange risk and price risk), credit risk and cash flow interest rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effect on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Hong Kong dollars. Foreign exchange risk arises from future commercial transactions, assets and liabilities recognition and net investments in foreign operations, are in a currency that is not the subsidiaries' functional currency.

To manage the foreign exchange risk arising from future commercial transactions, assets and liabilities recognition, subsidiaries in the Group use forward contracts transacted between the Group and a financial institution.

The Group has certain investments in foreign operations, which net assets are exposed to foreign currency risk.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales are made to customers with established credit history or upon presentation of bank guarantees.

(c) Cash flow interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

4 Critical accounting estimates and judgements

In preparing the condensed consolidated financial information, accounting estimates and judgements need to be made. The Group evaluates these based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equate the related actual results. Estimates and assumptions that may have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Impairment of goodwill

The Group performs annual tests on whether there has been impairment of goodwill in accordance with the accounting policy stated in note 2.4. The recoverable amounts of cash-generating units are determined based on value-in-use calculations. These calculations require the use of estimates and assumptions made by management on the future operation of the business, pre-tax discount rates, and other assumptions underlying the value-in-use calculations.

(b) Trade debtors

The aged debt profile of trade debtors is reviewed on a regular basis to ensure that the trade debtor balances are collectible and follow up actions are promptly carried out if the agreed credit periods have been exceeded. However, from time to time, the Group may experience delays in collection. Where recoverability of trade debtor balances are called into doubts, specific provisions for bad and doubtful debts are made based on credit status of the customers, the aged analysis of the trade receivable balances and write-off history. Certain receivables may be initially identified as collectible, yet subsequently become uncollectible and result in a subsequent write-off of the related receivable to the income statement. Changes in the collectibility of trade receivables for which provisions are not made could affect our results of operations.

(c) Useful lives of fixed assets

In accordance with HKAS 16, the Group estimates the useful lives of fixed assets in order to determine the amount of depreciation expenses to be recorded. The useful lives are estimated at the time the asset is acquired based on historical experience, the expected usage, wear and tear of the assets, as well as technical obsolescence arising from changes in the market demands or service output of the assets. The Group also performs annual reviews on whether the assumptions made on useful lives continue to be valid.

(d) Impairment of non-current assets

If a triggering event occurs indicating that the carrying amount of an asset may not be recoverable, an assessment of the carrying amount of that asset will be performed. Triggering events include significant adverse changes in the market value of an asset, changes in the business or regulatory environment, or certain legal events. The interpretation of such events requires judgment from management with respect to whether such an event has occurred.

Upon the occurrence of triggering events, the carrying amounts of non-current assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the present value of estimated net future cash flows which the Group expects to generate from the future use of the asset, plus the asset's residual value on disposal. Where the recoverable amount of non-current assets is less than its carrying value, an impairment loss is recognised to write the assets down to its recoverable amount.

5 Segment information

Primary reporting format - business segments

The Group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in mainland China, Taiwan, Hong Kong and other countries

Other activities - animation production, merchandising services, website portal, magazine publication and other related services

The Group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

An analysis of the Group's turnover and results for the period by business segments is as follows:

	Six months ended 30 June 2005						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	910,188	285,235	128,761	490,399	38,741	-	1,853,324
Inter-segment sales	303	48,480	-	7,115	3,797	(59,695)	-
	910,491	333,715	128,761	497,514	42,538	(59,695)	1,853,324
Segment results (note)	302,528	187,517	18,672	108,198	4,308	553	621,776
Change in fair value of financial assets at fair value through profit or loss							148,778
Finance costs							(970)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	(4,215)		(4,245)
Associates	-	-	-	(98,873)	-		(98,873)
Profit before income tax							666,466
Income tax expense							(115,266)
Profit for the period							551,200

Note: There are no new activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) for the six months ended 30 June 2005.

Other segment terms included in the income statement are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Depreciation	95,628	3,471	6,450	26,973	1,226		133,748
Amortisation of leasehold land	2,284	-	-	-	-		2,284
Impairment of goodwill	-	-	-	5,894	-		5,894

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

	Six months ended 30 June 2004						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	828,497	285,721	97,698	432,719	50,907	-	1,695,542
Inter-segment sales	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
Segment results (note)	95,239	184,781	(6,678)	76,499	8,987	754	359,582
Finance costs							(4,003)
Share of losses of							
Jointly controlled entities	-	-	-	4	(1,915)		(1,911)
Associates	-	-	-	(76,853)	-		(76,853)
Profit before income tax							276,815
Income tax expense							(42,760)
Profit for the period							234,055

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	72,368	-	11,848		84,216
Segment results	-	-	21,164	-	3,166		24,330

Other segment terms included in the income statement are as follows:

Depreciation	96,088	3,304	9,824	25,896	2,302		137,414
Amortisation of leasehold land	2,284	-	-	-	-		2,284
Amortisation of goodwill	-	-	2,799	899	-		3,698

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities at 30 June 2005 and capital expenditure for the six months then ended are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,025,786	187,886	142,510	841,460	139,734	4,337,376
Interest in jointly controlled entities	-	-	-	-	10,537	10,537
Interest in associates	138,677	-	-	47,276	-	185,953
Non-trading securities	-	3	-	203	-	206
Loans to investee companies	-	6,324	-	-	-	6,324
Financial assets at fair value through profit or loss	-	-	-	338,210	-	338,210
Unallocated assets						60,268
Total assets						4,938,874
Segment liabilities	217,059	111,595	61,098	143,297	15,885	548,934
Payable for financial assets at fair value through profit or loss	-	-	-	189,432	-	189,432
Unallocated liabilities						304,587
						1,042,953
Capital expenditure	38,818	3,567	739	13,180	286	56,590

5 Segment information (Continued)

Primary reporting format - business segments (Continued)

The segment assets and liabilities at 31 December 2004 and capital expenditure for the six months ended 30 June 2004 are as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	3,201,734	195,608	141,685	621,002	147,191	4,307,220
Interest in jointly controlled entities	-	-	-	3,814	14,908	18,722
Interest in associates	115,564	-	-	146,149	-	261,713
Non-trading securities	-	3	-	2,164	1,538	3,705
Loans to investee companies	-	14,263	-	-	-	14,263
Financial assets at fair value through profit or loss	-	-	-	189,432	-	189,432
Unallocated assets						37,855
Total assets						4,832,910
Segment liabilities	258,362	88,972	60,744	141,655	20,591	570,324
Payable for financial assets at fair value through profit or loss	-	-	-	189,432	-	189,432
Unallocated liabilities						285,958
						1,045,714
Capital expenditure	53,966	3,380	1,214	8,312	1,616	68,488

Segment assets consist primarily of prepaid operating lease payments, property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation and investments.

Segment liabilities comprise operating liabilities. They exclude items such as taxation and borrowings.

Capital expenditure comprises additions to leasehold land, property, plant and equipment.

5 Segment information (Continued)

Secondary reporting format - geographical segments

Although the Group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, distribution of television channels, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
Mainland China - licensing and distribution of television programmes and satellite TV channel services
Malaysia and Singapore - licensing and distribution of television programmes
Other countries - principally licensing and distribution of television programmes

An analysis of the Group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover		Operating profit/(loss)	
	Six months ended 30 June		Six months ended 30 June	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical segments:				
Hong Kong	**1,054,239**	948,741	**357,210**	111,704
Taiwan	**371,271**	345,870	**69,672**	87,153
USA and Canada	**108,560**	104,255	**56,935**	63,467
Australia	**34,080**	29,563	**(2,831)**	(7,302)
Europe	**49,077**	28,938	**8,661**	(21,666)
Mainland China	**58,176**	44,021	**35,444**	20,016
Malaysia and Singapore	**153,702**	174,755	**84,500**	94,982
Other countries	**24,219**	19,399	**12,185**	11,228
	1,853,324	1,695,542	**621,776**	359,582
Change in fair value of financial assets at fair value through profit or loss			**148,778**	
			770,554	

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

5 Segment information (Continued)

Secondary reporting format - geographical segments (Continued)

	Total assets		Capital expenditure	
	30 June	31 December	**Six months ended 30 June**	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**3,335,215**	3,406,310	**41,836**	55,530
Taiwan	**644,967**	540,143	**13,113**	8,265
USA and Canada	**116,813**	123,375	**950**	2,600
Australia	**19,137**	16,113	**159**	601
Europe	**81,168**	88,195	**522**	558
Mainland China	**26,368**	21,806	**-**	908
Malaysia and Singapore	**77,796**	78,750	**-**	-
Other countries	**35,912**	32,528	**10**	26
	4,337,376	4,307,220	**56,590**	68,488
Interest in jointly controlled entities	**10,537**	18,722		
Interest in associates	**185,953**	261,713		
Non-trading securities	**206**	3,705		
Loans to investee companies	**6,324**	14,263		
Financial assets at fair value through profit or loss	**338,210**	189,432		
Unallocated assets	**60,268**	37,855		
	4,938,874	4,832,910		

Total assets and capital expenditure are allocated based on where the assets are located.

6 Capital expenditure

	Goodwill	Property, plant and equipment	Leasehold land
	HK$'000	HK$'000	HK$'000
Opening net book amount as at 1 January 2005	55,342	2,049,844	192,984
Acquisition of minority interest in a subsidiary (note)	115,285	-	-
Additions	-	56,590	-
Disposals	-	(3,815)	-
Depreciation/amortisation charge (note 16)	-	(133,748)	(2,284)
Impairment charge (note 16)	(5,894)	-	-
Exchange differences	-	10,332	-
Closing net book amount as at 30 June 2005	**164,733**	**1,979,203**	**190,700**
Opening net book amount as at 1 January 2004	62,739	2,167,680	197,551
Additions	-	68,488	-
Disposals	-	(670)	-
Depreciation/amortisation charge (note 16)	(3,698)	(137,414)	(2,284)
Reversal of impairment charge	-	7,210	-
Exchange differences	-	(5,514)	-
Closing net book amount as at 30 June 2004	59,041	2,099,780	195,267
Additions	-	74,659	-
Disposals	-	(213)	-
Depreciation/amortisation charge	(3,699)	(135,004)	(2,283)
Exchange differences	-	10,622	-
Closing net book amount as at 31 December 2004	55,342	2,049,844	192,984

Note: On 21 March 2005, the Group acquired 30% interest in Liann Yee Production Co. Ltd. ("LYP") from the minority shareholder at a cash consideration of NT$900 million (approximately HK$220,950,000). The excess of the Group's share of the consideration of LYP over the additional 30% shareholding acquired, amounting to NT$470 million (approximately HK$115,285,000), has been recognised as goodwill.

7 Goodwill

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified according to country of operation and business segment.

7 Goodwill (Continued)

A segment-level summary of the goodwill allocation is presented below:

	30 June 2005		
	Overseas satellite pay TV operations	Channel operations	Total
	HK$'000	HK$'000	HK$'000
Europe	49,448	-	49,448
Taiwan	-	115,285	115,285
	49,448	115,285	164,733

	31 December 2004		
	Overseas satellite pay TV operations	Channel operations	Total
	HK$'000	HK$'000	HK$'000
Europe	49,448	-	49,448
Taiwan	-	5,894	5,894
	49,448	5,894	55,342

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The growth rate does not exceed the long-term average growth rate in which the CGU operates. The annual impairment test will be performed at the end of the year to coincide with the completion of the annual budgeting process.

8 Trade and other receivables, prepayments and deposits

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Receivables from:		
Associates	136,934	43,735
An investee company	-	2,167
Related parties	37,535	48,349
Trade receivables	808,197	841,758
Less: provision for impairment of receivables	(71,878)	(66,885)
Prepayments, deposits and other receivables	176,066	155,832
Tax reserve certificates (note 21(b))	23,989	-
	1,110,843	1,024,956

8 Trade and other receivables, prepayments and deposits (Continued)

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group. At 30 June 2005 and 31 December 2004, the aging analysis of the trade receivables including trading balances due from associates and an investee company and related parties is as follows:

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Current	**340,596**	403,890
1-2 months	**255,832**	209,821
2-3 months	**143,552**	131,528
3-4 months	**86,651**	65,386
4-5 months	**42,140**	29,430
Over 5 months	**103,753**	66,897
	972,524	906,952
Trade receivables from:		
Third parties	**808,197**	841,758
Associates, an investee company and related parties	**164,327**	65,194
Non-trading amounts due from associates and related parties	**10,142**	29,057
	982,666	936,009

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The carrying amounts of trade and other receivables approximate their fair values.

9 Financial assets at fair value through profit or loss

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Unlisted security at fair value - held for trading	**338,210**	189,432

Note: The unlisted security represents 51% interest in Galaxy Satellite TV Holdings Limited ("GSTV"). The fair value of the security as at 30 June 2005 represents the consideration for the disposal of the security to independent third parties in accordance with a sale and purchase agreement dated 21 April 2005. The transaction was completed on 12 August 2005 subject to the settlement of unpaid capital contribution by the Group to GSTV of HK$376,882,000. The settlement will take place before 31 December 2005.

10 Share capital

	Number of ordinary shares of HK$0.05 each	Nominal value
		HK$'000
Authorised:		
At 1 January 2004 and 2005 and 30 June 2005	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2004 and 2005 and 30 June 2005	**438,000,000**	**21,900**

11 Other reserves

	Share premium	General reserve	Capital reserve	Legal reserve	Capital redemption reserve	Translation	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1 January 2004	602,026	70,000	864	7,831	40,118	(26,468)	694,371
Currency translation differences:							
- Group	-	-	-	-	-	(2,632)	(2,632)
- Jointly controlled entities	-	-	-	-	-	(95)	(95)
Exchange recognised directly in equity	-	-	-	-	-	(1,033)	(1,033)
Balance at 30 June 2004	602,026	70,000	864	7,831	40,118	(30,228)	690,611
Currency translation differences:							
- Group	-	-	-	-	-	8,625	8,625
- Jointly controlled entities	-	-	-	-	-	186	186
Transfer from retained earnings	-	-	-	1,415	-	-	1,415
Exchange recognised directly in equity	-	-	-	-	-	(1,848)	(1,848)
Balance at 31 December 2004	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Balance at 1 January 2005	602,026	70,000	864	9,246	40,118	(23,265)	698,989
Currency translation differences:							
- Group	-	-	-	-	-	909	909
- Jointly controlled entities	-	-	-	-	-	7,474	7,474
Balance at 30 June 2005	**602,026**	**70,000**	**864**	**9,246**	**40,118**	**(14,882)**	**707,372**

12 Trade and other payables and accruals

	30 June 2005 HK$'000	31 December 2004 HK$'000
Trade payables to:		
Associates	**3,177**	1,551
Related parties	**235**	1,037
Third parties	**83,608**	85,232
Other accounts payables and accruals	**438,293**	450,383
Payable for financial assets at fair value through profit or loss	**189,432**	189,432
	714,745	727,635

At 30 June 2005 and at 31 December 2004, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	30 June 2005 HK$'000	31 December 2004 HK$'000
Current	**47,105**	59,805
1-2 months	**30,846**	21,877
2-3 months	**4,083**	1,662
3-4 months	**1,469**	1,108
4-5 months	**959**	1,095
Over 5 months	**2,558**	2,273
	87,020	87,820

13 Borrowings

	30 June 2005 HK$'000	31 December 2004 HK$'000
Non-current		
Long-term bank loans	-	48,683
Current		
Current portion of long-term bank loans	-	5,366
Current portion of long-term other loans	-	4,253
Obligations under finance leases	-	83
Short-term bank loans	-	2,338
Bank overdrafts	**1,460**	-
	1,460	12,040
Total borrowings	**1,460**	60,723

13 Borrowings (Continued)

As at 31 December 2004, bank loans and other loans of HK$58,302,000 were secured by land and buildings with net book value of HK$109,894,000.

The maturity of borrowings is as follows:

	30 June 2005	31 December 2004		
	Bank overdrafts	Bank loans	Others loans	Total
	HK$'000	HK$'000	HK$'000	HK$'000
In the first year	1,460	7,704	4,253	11,957
In the second year	-	5,623	-	5,623
In the third to fifth year	-	18,534	-	18,534
After the fifth year	-	24,526	-	24,526
	1,460	56,387	4,253	60,640

At 30 June 2005 and 31 December 2004, the group's finance lease liabilities were repayable as follows:

	30 June 2005	31 December 2004
	HK$'000	HK$'000
In the first year - present value	-	83

The carrying amounts of the borrowings are denominated in the following currencies:

	30 June 2005	31 December 2004
	HK$'000	HK$'000
New Taiwan dollars	-	54,049
Sterling	1,460	2,338
US dollars	-	4,253
Australian dollars	-	83
	1,460	60,723

14 Provisions

	Onerous contracts
	HK$'000
At 1 January 2005	15,906
Less: utilised during the period	(12,773)
At 30 June 2005	**3,133**

Analysis of total provisions

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Non-current	-	1,045
Current	3,133	14,861
	3,133	15,906

15 Other revenues

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Interest income	9,155	753
Others	17,451	17,780
	26,606	18,533

16 Expenses by nature

Expenses included in cost of sales, selling, distribution and transmission costs and general and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Depreciation - owned fixed assets	133,747	137,388
Depreciation - leased fixed assets	1	26
Amortisation of leasehold land	2,284	2,284
Cost of programmes, film rights and stocks	519,201	627,032
Impairment of goodwill	5,894	-
Amortisation of goodwill	-	3,698

17 Finance costs

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans	**970**	3,975
Interest element of finance leases	-	28
Total finance costs incurred	**970**	4,003

18 Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Current income tax:		
- Hong Kong profits tax	**70,795**	3,764
- Overseas taxation	**15,847**	20,331
- (Over)/under provisions in prior periods	**(222)**	110
Deferred income tax	**28,846**	18,555
	115,266	42,760

19 Earnings per share

The earnings per share is calculated based on the Group's profit attributable to equity holders of the Company of HK$545,357,000 (2004: HK$217,465,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2005 and 2004.

20 Dividends

	Six months ended 30 June	
	2005	2004
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.25 (2004: HK$0.20) per ordinary share (note (a) and (c))	**109,500**	87,600

Notes:

(a) At a meeting held on 1 September 2004, the directors declared an interim dividend of HK$0.20 per ordinary share for the year ended 31 December 2004 which was paid on 30 September 2004.

20 Dividends (Continued)

(b) At a meeting held on 23 March 2005, the directors proposed a final dividend of HK$0.80 per ordinary share for the year ended 31 December 2004, which was paid on 3 June 2005 and was reflected as an appropriation of retained earnings in these condensed consolidated financial information for the six months ended 30 June 2005.

(c) At a meeting held on 31 August 2005, the directors declared an interim dividend of HK$0.25 per ordinary share for the year ending 31 December 2005. This proposed dividend is not reflected as a dividend payable in these condensed consolidated financial information, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

21 Contingent liabilities

	30 June 2005	31 December 2004
	HK$'000	HK$'000
(a) Guarantees for banking facilities granted to an investee company	**8,546**	8,756

(b) In March 2005, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong for the year of assessment 1998/99 for profits generated by the Group's programme licensing and distribution business carried out overseas. The total amount of the additional assessments of profits tax was HK$98,277,000. The Group was granted a holdover of the payment on condition that tax reserve certificates are purchased. Tax reserve certificates of HK$23,989,000 were purchased in May 2005 (note 8). The Group has objected to these additional assessments. The Group believes that the objection is well founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

22 Capital commitments

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	30 June 2005	31 December 2004
	HK$'000	HK$'000
Property, plant and equipment		
Authorised but not contracted for	**136,920**	184,390
Contracted but not provided for	**23,062**	14,845
	159,982	199,235

The Group's share of commitments for property, plant and equipment of the jointly controlled entities was nil (31 December 2004: Nil).

23 Operating lease commitments

At 30 June 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2005		31 December 2004	
	Land and buildings	Equipment and transponders	Land and buildings	Equipment and transponders
	HK$'000	HK$'000	HK$'000	HK$'000
Not later than one year	25,806	45,418	37,077	62,427
Later than one year and not later than five years	47,524	53,910	51,892	60,557
Later than five years	6,734	-	11,769	5,537
	80,064	99,328	100,738	128,521

24 Significant related party transactions

The following transactions were carried out with related parties:

	Note	Six months ended 30 June 2005	2004
		HK$'000	HK$'000
(i) Sales of goods and services			
Sales of services to other related parties			
Programmes/channel licensing fee	(a)	63,516	69,860
Advertising agency fee	(a)	15,662	14,075
Management fee	(a)	15,130	-
Advertising income	(b)	-	10,224
Rental of satellite equipment and technical service fee	(b)	783	3,854
Transponder leasing fee	(b)	476	2,581
Programmes licensing fee	(c)	3,428	3,117
Sales of services to an associate			
Programmes/channel licensing fee	(d)	100,000	73,563
Channel package service fee	(d)	1,096	-
Downlink service fee	(d)	948	-
Advertising income	(d)	14,247	-
Rental income and related charges	(d)	3,738	3,135
		219,024	180,409

24 Significant related party transactions (Continued)

	Note	Six months ended 30 June 2005 HK$'000	2004 HK$'000
(ii) Purchases of goods and services			
Purchases of services from other related parties			
Rental fee	(e)	**(8,866)**	(8,866)
Optical fibre rental fee	(b)	**(200)**	(983)
Satellite relay service fee	(b)	**(392)**	(1,927)
Programmes/channel licensing fee	(f)	**(2,431)**	(998)
Supply network and telephone system	(g)	**(935)**	(2,648)
Purchases of services from an associate			
Playback and uplink service fee	(d)	**(18,477)**	(20,253)
		(31,301)	(35,675)

Notes:

(a) The fees were received from MEASAT Broadcast Network Systems Sdn. Bhd., an associate of the minority shareholder of non-wholly owned subsidiaries of the Company.

(b) The fees were received from/(paid to) Era Communications Co. Ltd., a minority shareholder of a non-wholly owned subsidiary of the Company. The non-wholly owned subsidiary has become a wholly owned subsidiary on 22 March 2005.

(c) The fees were received from ASTRO Entertainment Networks Ltd., an associate of the minority shareholder of non-wholly owned subsidiaries of the Company.

(d) The fees were received from/(paid to) Galaxy Satellite Broadcasting Limited, an associate of the Company.

(e) The rental fees were paid to Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company in respect of the lease of certain office and car parking spaces.

(f) The fees were paid to Celestial Television Networks Ltd., an associate of the minority shareholder of non-wholly owned subsidiaries of the Company.

(g) The fees were paid to Chevalier (Network Solutions) Limited ("CNSL") in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network. The total sum was settled by way of installments. The controlling shareholder of the holding company of CNSL, is also a director of the Company.

24 Significant related party transactions (Continued)

(iii) Period-end balances

	30 June 2005 HK$'000	30 June 2004 HK$'000
Receivables from other related parties (note)	**37,535**	53,018
Receivables from an investee company	**-**	2,186
Receivables from associates	**136,934**	1,900
	174,469	57,104
Payables to other related parties	**235**	2,402
Payables to associates	**3,177**	2,863
	3,412	5,265

Note: As at 30 June 2005, a provision for impairment of receivable from other related parties of HK$7,880,000 (30 June 2004: HK$7,880,000) has been provided.

(iv) Loans to related parties

	30 June 2005 HK$'000	31 December 2004 HK$'000
Loans to investee companies		
Beginning of the period	**52,210**	51,085
Loan repayments received	**(7,408)**	-
Interest expensed	**208**	417
Interest received	**(208)**	(417)
Exchange difference	**(560)**	1,125
End of the period	**44,242**	52,210
Less: provision for impairment of loans	**(37,918)**	(37,947)
	6,324	14,263
Loan to an associate		
Beginning of the period	**133,397**	115,564
Interest expensed	**5,280**	17,833
End of the period	**138,677**	133,397

24 Significant related party transactions (Continued)

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for an amount of C$999,000 (31 December 2004: C$1,275,000) which carries interest at 2% per annum above the Canadian Prime Rate.

The loan to an associate is unsecured and carries interest at 8% per annum compounded annually. The principal amount and the accrued interest shall be payable to the Company in two annual installments on 20 February 2007 and 20 February 2008 respectively, unless the associate is publicly floated before either date, whereupon the outstanding principal amount and accrued interest shall be prepaid.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by Television Broadcasts Limited (the "Company") to review the interim financial report set out on pages 11 to 44.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 31 August 2005

公司資料

董事
邵逸夫爵士 G.B.M. (行政主席)
梁乃鵬博士 G.B.S., LL.D., J.P. (副行政主席)
方逸華 (副主席)
費道宜 (董事總經理)
周亦卿博士 G.B.S.
何定鈞
利陸雁群
利乾 * (於二〇〇五年三月十七日獲委任)
利榮森 O.B.E.* (於二〇〇五年五月二十五日退任)
李達三博士 DSSc. (Hon.), J.P.*
羅仲炳
史習陶 *
利憲彬 (利陸雁群之替任董事)

行政委員會
邵逸夫爵士 (主席)
梁乃鵬博士
方逸華
費道宜
羅仲炳

審核委員會
史習陶 * (主席)
李達三博士 *
利乾 * (於二〇〇五年三月十七日獲委任)
利榮森 * (於二〇〇五年五月二十五日退任)

薪酬委員會
利乾 * (主席)
方逸華
史習陶 *

行政人員
陳禎祥 (副董事總經理)
陳志雲 (總經理 – 電視廣播業務)
鄭善強 (總經理 – 電視廣播業務)

公司秘書
麥佑基

* 獨立非執行董事

註冊辦事處

香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師

羅兵咸永道會計師事務所
香港皇后大道中二號長江集團中心三十三樓

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心四十六樓

電視廣播有限公司董事局(「董事局」)欣然提呈電視廣播有限公司(「本公司」或「無綫電視」)及其附屬公司(「本集團」)截至二〇〇五年六月三十日止六個月之中期報告及簡明帳目。本集團截至二〇〇五年六月三十日止六個月之綜合損益表、綜合現金流量表及綜合權益變動表，連同本集團於二〇〇五年六月三十日結算之綜合資產負債表，以上報表均未經審核並以簡明帳目編製，連同摘錄的附註載於本報告第54頁至第83頁。

中期股息

董事局欣然宣布派發中期股息每股港幣0.25元(二〇〇四年：港幣0.20元)予已發行之438,000,000股股份。

本公司股份登記處將於二〇〇五年九月二十日至二〇〇五年九月二十二日(包括首尾兩天)暫停辦理股份過戶登記手續。如欲領取上述中期股息的股東，須於二〇〇五年九月十六日(星期五)下午四時正前，將過戶文件送交本公司股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心四十六樓)，以辦理股份過戶手續。股息單將於二〇〇五年九月二十九日寄發予股東。

管理層討論及分析

業務回顧

期內經營業績

本集團截至二〇〇五年六月三十日止六個月(「期內」)的營業額為港幣1,853百萬元(二〇〇四年：港幣1,696百萬元)，較去年同期上升9.3%。銷售成本約為港幣805百萬元(二〇〇四年：港幣899百萬元)，較去年同期減少10.5%。期內毛利為港幣1,048百萬元(二〇〇四年：港幣797百萬元)，毛利百分比為56.6%(二〇〇四年：47.0%)。

期內的銷售、分銷及播送成本為港幣226百萬元(二〇〇四年：港幣225百萬元)。總務及行政開支則為港幣219百萬元(二〇〇四年：港幣241百萬元)，較去年同期減少9.1%，這主要是因為本集團於二〇〇四年精簡資源，令員工成本下降。由於本集團在期內的銀行借貸額較低，因此期內之融資成本減至港幣1百萬元(二〇〇四年：港幣4百萬元)。

期內本集團因持有Galaxy Satellite TV Holdings Limited(「GSTV」)的49%股本權益而錄得應佔聯營公司虧損港幣99百萬元(二〇〇四年：港幣77百萬元)，較去年同期上升28.6%。這是由於銀河衛星廣播有限公司(「銀河」)增加廣告及市場推廣開支，以配合其收費電視平台於二〇〇五年五月易名為「*新電視*」的宣傳活動。本集團另持有GSTV的51%股本權益只屬短暫性，因此毋須攤分其任何虧損。

本集團金融資產(包括在GSTV的51%股本權益)的公平價值變動約為港幣149百萬元，已於期內的簡明綜合損益表內列帳。本集團確認金融資產的增值，乃按照香港會計準則第39號有關按公平價值反映金融資產價值變動的規定，並作為非經常性項目處理。本集團持有GSTV的51%股本權益已於結算日後出售。

期內本集團的稅項開支為港幣115百萬元(二〇〇四年：港幣43百萬元)，較去年同期增加167.4%。稅項增加主要因為香港廣告收入上升，本集團須提撥較高的利得稅準備，並為一家海外附屬公司的未分配溢利提撥遞延所得稅項準備港幣29百萬元所致。

因此，期內本公司股東應佔溢利為港幣545百萬元(二〇〇四年：港幣217百萬元，較去年同期上升150.8%。每股盈利增至港幣1.25元(二〇〇四年：港幣0.50元)。

期內銷售成本中的節目、影片版權及盤存成本共港幣519百萬元(二〇〇四年：港幣627百萬元)。與去年同期比較，成本下降17.2%的主要原因為無綫每季採取不同的節目組合，特別是在*翡翠台*的黃金時段，因應觀眾口味和市場趨勢而作出調整。

我們更好地配搭內部製作節目與外購節目之間的節目組合和播放時間，得以善用節目存貨。

業務回顧及前景

免費電視廣播

香港在今年首六個月的零售總值較去年同期增加7.9%，其中以服飾(+13.0%)及珠寶／手錶(+11.0%)的增幅最高，超級市場的增長率則較為溫和(+5.7%)，反映高流量消費品錄得較低增長。

在此情況下，無綫於二○○五年上半年度在香港的廣告收入增長9.4%。

鑑於電視廣告宣傳饒有成效，護膚產品及奶粉廣告商繼續樂意採用，他們龐大的廣告開支大大促進了本集團廣告收入的增長。本港的地產廣告大幅回升，我們佔了其中相當大的部分，帶動廣告收入大增。服務業方面，航空公司、金融機構、流動電話服務和旅行社的廣告開支亦錄得強勁增長。

本公司在下半年將繼續爭取這些行業更多的廣告收入，但對廣告收入增幅的預測須持審慎態度。與此同時，我們將透過非傳統的電視廣告產品，例如提供贊助節目、產品和活動等機會，向廣告開支一向較低的行業爭取更多廣告收入。

收視方面，*翡翠台*和*明珠台*於期內繼續獲得觀眾的熱烈支持。*翡翠台*在平日黃金時段 (晚上七時至十一時)的平均收視率佔免費中文頻道總收視率的84%；而*明珠台*的每周黃金時段 (晚上七時至午夜十二時)的平均收視率則佔免費英文頻道總收視率的74%。

期內，本集團與政府繼續商討數碼地面電視的實施計劃，並取得良好的進展。

節目發行及分銷

期內的節目發行及分銷收益為港幣285百萬元，與去年同期所錄得的港幣286百萬元相若。由於高壓縮數碼光碟盜版及非法下載活動猖獗，本集團在部分市場的家庭影碟發行收益受到負面影響。

另一方面，我們將運用本集團的節目庫及製作能力，發掘自選視像及流動視像服務等嶄新的分銷方式，希望藉此推動業務增長，並抵銷傳統業務市場放緩的影響。

海外衛星收費電視業務

美國 TVB Satellite Platform (「TVBSP」)

美國華語電視服務的競爭日趨激烈，對TVBSP的用戶增長造成影響。在二○○五年上半年度，TVBSP的用戶人數錄得單位數字的增幅。由於形勢轉變，TVBSP必須向其他亞洲市場拓展其服務。該公司正計劃善用其龐大節目庫，並為美國的主流衛星及有線平台經營商製作更多亞洲語言，如越南語和普通話等的節目。

澳洲 TVB Australia (「TVBA」)

澳洲的 Jadeworld 平台服務持續增長。在中國的電視服務方面，除了原有的 CCTV-4 頻道和上海東方衛視頻道，Jadeworld 現在還加入湖南衛視頻道，令其頻道數目增至11個。由於 Jadeworld 頻道組合的內容更加豐富，我們自二○○五年三月起將收費溫和調升。Jadeworld 嘉年華於二○○五年六月在悉尼舉行，不但提升了Jadeworld 的形象，更加強了TVBA與當地華人社區的聯繫。

歐洲 The Chinese Channel (「TCC」)

截至二○○五年六月三十日止六個月期內，TCC的用戶人數錄得溫和增長。

TCC 採取多項措施以提高系統效率和技術支援，包括引進TVBA現正採用的用戶管理系統，預期可於二○○五年底前完成有關工作。TCC 屆時將於倫敦和巴黎舉行宣傳活動。此外，TCC正在與有線及互聯網電視經營商合作，發展歐洲市場的業務。

頻道業務

台灣

台灣電視頻道不勝其數，競爭持續激烈。各頻道於年初重新編排頻道編號，令情況更為混亂。韓國片集在台灣掀起熱潮，影響傳統節目的收視率。儘管如此，TVBS 的收視率仍保持高企。

TVB8及星河頻道

TVB8及星河頻道的收益均告上升，主要因為馬來西亞的用戶增長，以及本集團於越南和泰國的有線電視網絡推出星河頻道所致。

TVB8將繼續以具學識的年輕觀眾為對象，並專注改善中國內地的分銷網絡。

為銀河提供頻道節目

本公司於期內繼續根據二〇〇一年九月四日所簽訂的特許供應協議，為銀河供應粵語電視頻道的節目，分別為24小時新聞頻道*無綫新聞台*、無綫經典劇集頻道*無綫大劇院*、互動諮詢及健康資訊頻道*無綫健康台*、音樂頻道*無綫音樂台*、兒童頻道*tvbQ*，以及外購的亞洲區及海外肥皂劇集頻道*精選劇集台*這六個頻道。根據二〇〇五年六月二十九日簽訂的協議，銀河與無綫達成頻道供應修訂協議，同意作出多項修訂，包括將上述六個頻道的節目由獨家提供改為非獨家供應。

其他業務

翡翠動畫

隨著經營牌照於二〇〇五年六月五日屆滿，本集團與深圳美術館合營之翡翠動畫已結束其動畫製作業務，並出售在深圳的資產。動畫存貨的發行工作將由無綫發行及分銷部的市場推廣小組執行。

互聯網業務

*互聯網業務*主要受3G內容的需求帶動，期內收益增加70%。由於有更多3G經營商推出服務或提升服務水平，預期*互聯網業務*可於短期至中期內取得進一步的增長。

基於季節性因素，期內廣告收入輕微下調，但預期全年的廣告收入仍將錄得增長。期內溢利較去年上升24%，增長穩健。

數碼內容的接收和傳送設施以及相關科技，繼續急速發展。本公司將引進各種合適的科技以擴大收入來源，並在日趨多元化的媒體市場上提高無綫網站內容的滲透率。

出版業務

*《TVB周刊》*的定位是以無綫*翡翠台*支持者為對象。為了在香港供過於求的雜誌市場上提高競爭力，*《TVB周刊》*於期內大事改革編採、發行以至市場推廣等運作，提升了版面設計和內容的水平及照片質素，同時精簡了人手。因此，包括員工成本在內的營運成本，較去年同期大幅下調。

*《TVB周刊》*的廣告收入縱使下調，但其部分的負面影響已被上述措施抵銷。整體而言，出版業務的溢利較去年同期下調24%。展望未來一年，我們預期上述改革將有助出版業務取得更高的收益及溢利增長。

香港收費電視平台

本集團透過銀河持有香港收費電視業務。二〇〇五年五月，為了反映新的運作模式，銀河為收費電視平台「*ex-TV*」換上「*新電視*」的新品牌。

為擴闊覆蓋範圍，銀河於二〇〇五年一月與和記環球電訊有限公司(「和記環球電訊」)簽訂合作協議，透過和記環球電訊在香港的寬頻網絡，提供銀河的*新電視*收費服務。新協議有利兩家公司向客戶提供創新的資訊娛樂服務，加強雙方的競爭優勢。

銀河與和記環球電訊合作推出的全新綜合服務，已由二〇〇五年七月底起在市場上推出。根據有關安排，用戶只需安裝一個可接駁至和記環球電訊寬頻網絡的解碼器，便可收看*新電視*的節目。

目前，*新電視*採用衛星，將節目訊號透過現有的SMATV及CABD網絡，以及和記環球電訊的寬頻網絡，傳送至用戶家中的解碼器。頻道編排方面，*新電視*目前利用SMATV平台播放42個頻道，另透過寬頻平台播放40個頻道。在上述兩個平台的頻道之中，其中六個是由無綫製作和包裝，分別為24小時新聞頻道*無綫新聞台*、無綫經典劇集頻道*無綫大劇院*、互動諮詢及健康資訊頻道*無綫健康台*、音樂頻道*無綫音樂台*、兒童頻道 *tvbQ*，以及外購的亞洲區及海外肥皂劇集的*精選劇集台*。上述頻道以粵語播放，服務本地的收費電視市場。

除了在香港提供收費電視服務外，銀河還參與電訊傳輸業務，包括提供衛星訊號上傳及放送服務等。

財務回顧

重要事件

二〇〇五年二月四日，本公司一家全資附屬公司與漢德投資股份有限公司訂立有條件買賣協議，購入本集團尚未持有之聯意製作股份有限公司(「聯意」)餘下佔其已發行股本30%的股份，現金代價為新台幣900百萬元(約港幣220.95百萬元)。這項交易已於二〇〇五年三月二十一日舉行之股東特別大會上獲股東通過。因此，本集團於聯意之股權由70%增加至100%。

二〇〇五年四月二十一日，本公司的全資附屬公司 TVB Satellite TV Holdings Limited (「TVB Satellite」)與 Enjoy Profits Limited、瑞力控股有限公司及陳國強博士進行一項交易，分別向瑞力控股有限公司(透過 Enjoy Profits Limited)及陳國強博士出售 GSTV49%和 2%的權益，總代價為港幣350百萬元。GSTV擁有銀河100%的權益。作為完成是項交易的其中一項條件，本集團必須完成向 GSTV注入未繳股本港幣377百萬元。上述交易已於二〇〇五年八月十二日完成首次成交，預期第二次成交將於二〇〇五年十二月三十一日前完成。

資本資產、投資、流動資金及債務

於二〇〇五年六月三十日，本集團的非流動資產為港幣2,553百萬元，較二〇〇四年十二月三十一日的港幣2,615百萬元為低。非流動資產已計入來自本集團收購聯意餘下30%權益而入帳的商譽，並扣除計入物業、器材及設備的帳面淨值跌幅及應佔聯營公司(GSTV)虧損後而錄得的跌幅淨額。

本集團於二〇〇五年六月三十日之現金及銀行結餘為港幣456百萬元，較去年底下調15%(二〇〇四年十二月：港幣536百萬元)。約38%現金結餘存於海外附屬公司供其日常營運所需。為撥付目前營運資金需要，本集團已安排充裕之銀行融資。本集團持有之現金及現金等價物主要為港幣、美元及新台幣。

貿易應收款及其他應收款、預付款及按金由港幣1,025百萬元增至港幣1,111百萬元，較去年底提高8.4%，反映期內應收銀河較高的廣告及節目費用。本集團已提撥特別準備，以在適當情況下抵銷任何可能出現的壞帳及呆帳。貿易應付款及其他應付款及應計費用與二〇〇四年底大致相若。

本集團於二〇〇五年六月三十日錄得的資本與負債比率為0.04%(二〇〇四年十二月：2%)。資本與負債比率乃以總債務港幣1.5百萬元(二〇〇四年十二月：港幣61百萬元)除股東權益港幣3,874百萬元(二〇〇四年十二月：港幣3,671百萬元)計算。有關比率下調主要是本集團償還了銀行貸款所致。

或有負債

本集團就銀行信貸向銀行提供的擔保為港幣8.5百萬元(二〇〇四年十二月：港幣8.8百萬元)。

二〇〇五年三月，本集團收到香港稅務局有關一九九八年至一九九九年課稅年度之利得稅補加評稅通知書。根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅之總額為港幣98,277,000元。本集團以購入儲稅券為條件，獲當局批准延遲繳付稅款。本集團已於二〇〇五年五月購買總額為港幣23,989,000元的儲稅券。此外，本集團已為該等補加評稅提出反對。本集團認為反對理據充分，並決定為本集團之立場作出激烈的抗辯。因此，本集團認為不必為稅項作出額外撥備。

匯率波動的風險及相關的對沖活動

於二〇〇五年六月三十日，本集團並無與金融機構訂立任何沽售遠期外匯之外匯合約，以對沖應收海外客戶帳款之波動(二〇〇四年十二月：港幣5.8百萬元)，因此期內並無因遠期合約而產生未變現收益或虧損(二〇〇四年十二月：港幣0.5百萬元)。

人力資源

於二〇〇五年六月三十日，本集團共有4,625名(二〇〇四年十二月：4,843名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。本集團約27%之僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪；而營業僱員視乎是否達到銷售目標支薪，其薪酬包括薪金及銷售佣金。非營業僱員則按月支薪。本集團於期內並無採納任何購股權計劃。除為僱員自動報讀之培訓課程提供資助外，本集團不時主辦或與各職業訓練學院合辦一些與專門技能，例如工業安全、管理技巧及其他與工作有關之講座、課程及工作坊。

董事股份權益

於二〇〇五年六月三十日，根據證券及期貨條例第352條規定存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣**0.05**元之普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫爵士	-	1,146,000#	141,174,828* *(a)*	142,320,828	32.49%
利陸雁群	602,144	-	16,701,000 *(b)*	17,303,144	3.95%
方逸華	1,146,000#	-	-	1,146,000	0.26%
利乾	600,000	-	-	600,000	0.14%
李達三博士	-	-	300,000 *(c)*	300,000	0.07%
費道宜	160,000	-	-	160,000	0.04%
周亦卿博士	100,000	-	-	100,000	0.02%

*附註：上述註有#人士的股權出現重複，而上述註有*人士的股權亦與下文「主要股東」註有*人士的股權重複。*

(a) *該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628 股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過 Shaw Holdings Inc.分別持有 74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有 Shaw Holdings Inc.全部股本權益。*

(b) *該批股份分別由 Trio Investment Corporation S.A. 持有10,377,000 股股份、Crystal Investments Limited 持有1,581,000股股份、Compass Inc.持有 3,162,000 股股份，及 Bonus Inc. 持有1,581,000股股份。此等公司之董事(只就本段所述之股份而言)慣於按照利陸雁群女士之指令行事。*

(c) *該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的100%股本權益。*

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿18歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇五年六月三十日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇五年六月三十日，根據證券及期貨條例第336條規定存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。

	每股面值港幣**0.05**元之普通股數目	佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600 *(i)*	7.81%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
FMR Corporation	22,000,300 *(iii)*	5.02%
State Street Corporation	21,956,534 *(iv)*	5.01%

*附註：上述註有*人士的股權，與上文「董事股份權益」註有*人士的股權重複。*

(i) *該等權益乃以OppenheimerFunds, Inc.客戶的投資顧問的身分持有。*

(ii) *該等權益乃以投資經理的身分持有。*

(iii) *該等權益由Fidelity Management & Research Company (FMRCo)及Fidelity Management Trust Company (FMTC)持有，美國FMR Corporation擁有兩家公司的100%股本權益。FMRCo擔任多家投資公司的投資顧問，而FMTC則擔任多個退休金及信託戶口的信託人或投資經理，以及其他機構客戶的投資經理。*

(iv) *該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其100%股本權益。*

上文所述之全部權益皆屬好倉。除上述股份外，於二〇〇五年六月三十日，根據證券及期貨條例第336條規定存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

購買、出售或贖回股份

截至二〇〇五年六月三十日止六個月內，本公司並無贖回本公司任何普通股份。此外，本公司或其附屬公司亦無購買或出售本公司任何普通股份。

公司管治

本公司在截至二〇〇五年六月三十日止六個月內，已遵從香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14所載之企業管治常規守則(「守則」)，惟下列事項則除外：

a) 行政主席根據本公司組織章程細則第114(D)條毋須輪值告退；

b) 期內，非執行董事並無固定任期，惟須輪值告退。根據本公司組織章程細則第114(A)條，於每個股東周年大會上，將有三分之一的董事(若董事數目並非三或三的倍數，則以最接近三分一但不超過三分一的董事數目為準)輪值告退，並可膺選連任。本公司正採取措施以符合守則A.4.1的規定，於二〇〇五年下半年度向非執行董事發出註明任期的委任函件；及

c) 董事局已於二〇〇五年八月十六日(本報告期後)，按照守則規定，成立一個主要由獨立非執行董事組成的薪酬委員會。

除上述者外，本公司並無任何董事知悉任何資料足以合理地顯示，本公司於截至二〇〇五年六月三十日止六個月內任何時間並無遵從守則的規定。

董事局已採納上市規則附錄10所載之上市公司董事進行證券交易的標準守則(「標準守則」)，以取代於二〇〇四年九月一日採納的標準守則。本公司已向全體董事作出具體查詢，而彼等均確認於期內完全遵從標準守則之有關規定。

審核委員會

審核委員會所有成員均為非執行董事，而該委員會主席具備上市規則所規定的財務資格和經驗。

審核委員會已與管理層審閱本集團所採納之會計原則及實務，並在本公司外聘核數師在場的情況下，討論有關內部監控及財務匯報事宜，包括審閱截至二〇〇五年六月三十日止六個月之未經審核簡明中期帳目，然後才向董事局提出建議。

截至二〇〇五年六月三十日止六個月之中期財務報表未經審核，但已由本公司之外聘核數師審閱，其報告載於本中期報告第84頁。

中期報告

本公司截至二〇〇五年六月三十日止六個月之中期報告載有上市規則附錄16第46(1)至46(9)段所規定之全部資料，並在聯交所之網頁(www.hkex.com.hk)及本公司之網頁(www.tvb.com)登載。

承董事局命

邵逸夫
行政主席

香港，二〇〇五年八月三十一日

簡明綜合資產負債表

二〇〇五年六月三十日結算

	附註	六月三十日 二〇〇五 未經審核 港幣千元	十二月三十一日 二〇〇四 重新列帳 港幣千元
資產			
非流動資產			
物業、器材及設備	6	**1,979,203**	2,049,844
租賃土地	6	**190,700**	192,984
商譽	6及7	**164,733**	55,342
共同控制實體權益		**10,537**	18,722
聯營公司權益		**185,953**	261,713
非買賣證券		**206**	3,705
承資公司借款		**6,324**	14,263
遞延所得稅資產		**15,549**	18,592
		2,553,205	2,615,165
流動資產			
節目及影片版權		**468,663**	452,652
盤存		**10,906**	11,588
貿易應收款及其他應收款、預付款及按金	8	**1,110,843**	1,024,956
按公平價值列入損益帳的金融資產	9	**338,210**	189,432
可收回之稅項		**1,107**	3,034
抵押銀行存款		**246**	234
三個月後到期之銀行存款		**54,230**	9,550
現金及現金等價物		**401,464**	526,299
		2,385,669	2,217,745
總資產		**4,938,874**	4,832,910
權益			
本公司股東應佔股本及儲備			
股本	10	**21,900**	21,900
其他儲備	11	**707,372**	698,989
保留盈餘			
- 擬派末期股息	20(b)	**-**	350,400
- 其他		**3,144,714**	2,599,357
		3,873,986	3,670,646
少數股東權益		**21,935**	116,550
權益總額		**3,895,921**	3,787,196
負債			
非流動負債			
長期借貸	13	**-**	48,683
遞延所得稅負債		**151,057**	125,370
退休福利責任		**20,488**	16,215
長期撥備	14	**-**	1,045
		171,545	191,313

	附註	六月三十日 二〇〇五 未經審核 港幣千元	十二月三十一日 二〇〇四 重新列帳 港幣千元
流動負債			
貿易應付款及其他應付款及應計費用	12	**714,745**	727,635
期內所得稅負債		**152,070**	99,865
借貸	13	**1,460**	12,040
短期撥備	14	**3,133**	14,861
		871,408	854,401
負債總額		**1,042,953**	1,045,714
權益及負債總額		**4,938,874**	4,832,910

簡明綜合損益表

截至二〇〇五年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇五 港幣千元	二〇〇四 港幣千元
營業額	5	**1,853,324**	1,695,542
銷售成本	16	**(805,032)**	(899,040)
毛利		**1,048,292**	796,502
其他收益	15	**26,606**	18,533
銷售、分銷及播送成本	16	**(225,849)**	(224,662)
總務及行政開支	16	**(218,704)**	(240,899)
其他經營(開支)／收入		**(8,569)**	10,108
		621,776	359,582
按公平價值列入損益帳的金融資產的公平價值變動		**148,778**	-
經營溢利		**770,554**	359,582
融資成本	17	**(970)**	(4,003)
應佔虧損			
共同控制實體		**(4,245)**	(1,911)
聯營公司		**(98,873)**	(76,853)
扣除所得稅前溢利		**666,466**	276,815
所得稅開支	18	**(115,266)**	(42,760)
期內溢利		**551,200**	234,055
應歸屬予：			
本公司股東		**545,357**	217,465
少數股東權益		**5,843**	16,590
		551,200	234,055
按期內本公司股東應佔溢利計算之每股盈利	19	**HK$1.25**	HK$0.50
股息	20	**109,500**	87,600

簡明綜合權益變動表

截至二〇〇五年六月三十日止六個月

	未經審核				
	本公司股東應佔權益			少數股東	
	股本	其他儲備	保留盈餘	權益	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇五年一月一日結餘，之前列報為權益	21,900	698,989	2,949,757	-	3,670,646
二〇〇五年一月一日結餘，之前獨立列報為少數股東權益	-	-	-	116,550	116,550
二〇〇五年一月一日結餘，經重新列帳	21,900	698,989	2,949,757	116,550	3,787,196
匯兌差異	-	8,383	-	5,207	13,590
於權益帳直接確認之收入淨額	-	8,383	-	5,207	13,590
期內溢利	-	-	545,357	5,843	551,200
截至二〇〇五年六月三十日止六個月已確認收入總額	-	8,383	545,357	11,050	564,790
二〇〇四年度相關股息	-	-	(350,400)	-	(350,400)
收購附屬公司之少數股東權益 (附註 6)	-	-	-	(105,665)	(105,665)
	-	-	(350,400)	(105,665)	(456,065)
二〇〇五年六月三十日結餘	**21,900**	**707,372**	**3,144,714**	**21,935**	**3,895,921**

	未經審核				
	本公司股東應佔權益			少數股東	
	股本	其他儲備	保留盈餘	權益	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日結餘，之前列報為權益	21,900	694,371	2,579,276	-	3,295,547
二〇〇四年一月一日結餘，之前獨立列報為少數股東權益	-	-	-	83,785	83,785
二〇〇四年一月一日結餘，經重新列帳	21,900	694,371	2,579,276	83,785	3,379,332
匯兌差異	-	(2,727)	-	(1,833)	(4,560)
於權益帳直接確認之匯兌金額	-	(1,033)	1,033	-	-
於權益帳直接確認之收入／(支出)淨額	-	(3,760)	1,033	(1,833)	(4,560)
期內溢利	-	-	217,465	16,590	234,055
截至二〇〇四年六月三十日止六個月已確認收入／(支出)總額	-	(3,760)	218,498	14,757	229,495
二〇〇三年度相關股息	-	-	(262,800)	-	(262,800)
二〇〇四年六月三十日結餘	21,900	690,611	2,534,974	98,542	3,346,027

簡明綜合現金流量表

截至二○○五年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二○○五 港幣千元	 二○○四 港幣千元
經營活動之現金流入淨額	**583,647**	528,270
投資活動之現金流出淨額	**(300,969)**	(185,217)
理財活動之現金流出淨額	**(413,907)**	(374,585)
現金及現金等價物之減少	**(131,229)**	(31,532)
於一月一日之現金及現金等價物	**526,299**	300,224
現金及現金等價物之匯兌收益	**4,934**	294
於六月三十日之現金及現金等價物	**400,004**	268,986
現金及現金等價物結餘分析：		
現金及銀行結存	**401,464**	330,124
銀行透支	**(1,460)**	-
須於三個月內償還之短期銀行貸款	**-**	(61,138)
現金及現金等價物	**400,004**	268,986

簡明綜合財務資料附註

1 編製基準及會計政策

未經審核簡明綜合財務資料乃按照香港會計師公會所頒布之香港會計準則第34號「中期財務報告」編製。

此等簡明綜合財務資料應與二○○四年之年度財務報表一併閱讀。

編製此等簡明綜合財務資料所採用之會計政策及計算方法與截至二○○四年十二月三十一日止年度之年度財務報表所採用者一致，惟本集團採納於二○○五年一月一日或之後開始之會計期生效的全新／經修訂香港財務報告準則及香港會計準則(統稱「新香港財務報告準則」)後，已改變其若干會計政策。

此等簡明綜合財務資料乃按照編製期間已頒布及生效之香港財務報告準則及詮釋編製，而將於二○○五年十二月三十一日適用之香港財務報告準則及詮釋，包括可自行選擇採用之準則，於此等簡明綜合財務資料編製期間尚未能確定。

本集團之會計政策變動及採納此等新政策而產生之影響，已載於下文附註2。

2 會計政策變動

(a) 採納新香港財務報告準則之影響

本集團於二○○五年採納以下與業務相關之全新／經修訂香港財務報告準則。二○○四年之比較數字亦已在有需要的情況下根據有關規定作出修訂。

香港會計準則第1號	財務報表的呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變動及誤差
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、器材及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動的影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士的披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	投資於聯營公司
香港會計準則第31號	投資於合營企業
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港財務報告準則第3號	商業合併

採納之全新／經修訂香港會計準則第1、2、7、8、10、16、21、23、24、27、28、31及33號對本集團之會計政策並沒有構成重大影響。概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後淨業績及其他披露項目之呈列構成影響。
- 香港會計準則第2、7、8、10、16、23、27、28、31及33號對本集團之政策並沒有構成重大影響。
- 香港會計準則第21號對本集團之政策並沒有構成重大影響，本集團已按照經修訂準則之指引重新評估綜合帳內每個實體之功能貨幣。本集團所有實體均採用相同的功能貨幣，作為相關實體財務報表之呈報貨幣。
- 香港會計準則第24號對有關連人士的身分及若干其他有關連人士披露項目構成影響。

2　會計政策變動（續）

(a) 採納新香港財務報告準則之影響（續）

本集團因採納經修訂之香港會計準則第17號而改變會計政策，將租賃土地由物業、器材及設備帳重新歸類為營運租賃。租賃土地的即時預付款於租約期內在損益表內以直線法作為支出扣除，如出現減值，亦於損益表內作為支出列帳。往年之租賃土地乃按成本值減累積折舊及累積減值後列帳。

採納香港會計準則第32號及39號令有關按公平價值列入損益帳的金融資產進行分類之會計政策出現變動。

本集團因採納香港財務報告準則第3號、香港會計準則第36號及38號而改變商譽上的會計政策。在二〇〇四年十二月三十一日之前，本集團之商譽：

- 於五至十年內以直線法攤銷；及
- 於每個資產負債表結算日進行減值評估。

根據香港財務報告準則第3號(附註 2.4)之規定：

- 本集團自二〇〇五年一月一日起停止攤銷商譽；
- 已註銷二〇〇四年十二月三十一日之累積攤銷，並已相應減少商譽成本；及
- 截至二〇〇五年十二月三十一日止之年度起，本集團將按年及於出現減值跡象時對商譽進行減值評估。

所有會計政策變動均按照相關準則的過渡條款執行，而本集團所採納之所有會計準則均須以追溯方式執行，惟以下準則除外：

- 香港會計準則第21號 - 以非追溯應用方式將商譽及公平價值調整歸納為海外業務之一部分；
- 香港會計準則第39號 - 禁止在確認、註銷及計算金融資產及負債的過程中以追溯方式應用此準則。對於二〇〇四年之投資證券比較數字，本集團採用過往的會計實務準則第24號「投資證券會計」，並於二〇〇五年一月一日判斷和確認因會計實務準則第24號及香港會計準則第39號之會計差異而須作出之調整；及
- 香港財務報告準則第3號 - 於採納日期後以非追溯應用方式採納。

(i)　採納經修訂之香港會計準則第17號所構成之影響概述如下：

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
物業、器材及設備之減少	**(190,700)**	(192,984)
租賃土地之增加	**190,700**	192,984

(ii)　採納經修訂之香港財務報告準則第3號及香港會計準則第38號所構成之影響概述如下：

	截至二〇〇五年 六月三十日止六個月 港幣千元
因停止攤銷商譽而引致 其他經營開支之減少	**(2,799)**

2 會計政策變動（續）

(b) 新會計政策

截至二〇〇五年六月三十日止六個月之簡明綜合財務資料本集團所採納之會計政策，與二〇〇四年之年度財務報表附註1所列載者相同，惟以下項目除外：

2.1 收購附屬公司及聯營公司

本集團以收購會計法為本集團所收購之附屬公司列帳。收購成本為於交易當日所獲資產的公平價值、所發行之股權衍生工具，以及所產生或承擔之負債，加上直接歸屬予收購交易之成本。在商業合併過程中產生之可辨認收購資產、負債及或有負債，均於收購當日按其公平價值作出初步計量，而毋須理會任何少數股東權益。從收購成本扣除本集團應佔可辨認收購資產淨值之後的餘額，將列帳為商譽。如收購成本低於所收購附屬公司資產淨值的公平價值，其差額將直接在損益表內確認。

於聯營公司之投資將由該公司成為聯營公司當日起計，以權益法列帳。在聯營公司之投資，其商譽之計量及確認方法，與收購附屬公司所產生之商譽相同。有關聯營公司之商譽，已包括在投資項目之帳面值內。本集團已根據投資者應佔之收購後盈虧於收購當日之公平價值，對有關帳目作出適當的調整。

2.2 外幣換算

(a) 功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體之主要營運地區之貨幣計算，此為功能貨幣。本綜合財務報表乃以港幣呈報，港幣為本公司之功能及呈報貨幣。

(b) 交易及結餘

外幣交易均按交易當日之匯率折算為功能貨幣。此等交易結算以及按年結日之匯率折換外幣資產和負債而產生的匯兌收益及虧損，均於損益表內確認，但符合資格成為現金流對沖或投資淨額對沖的項目，則於權益帳內列為遞延項目。

非貨幣項目之匯兌差異，例如按公平價值列入損益帳的股本工具，均列報為公平價值收益或虧損的一部分。至於非貨幣項目的匯兌差異，例如歸類為可出售金融資產的股票等，均列入權益帳的公平價值儲備內。

(c) 集團公司

集團旗下所有實體如持有與呈報貨幣不一致的功能貨幣 (其中並無任何公司持有通脹嚴重的經濟體系的貨幣)，其業績和財務狀況均按以下方法兌換為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的匯率折算為呈報貨幣；

(ii) 每項損益表的收入和支出均按照平均匯率折算為呈報貨幣，但若此平均匯率未能合理地反映各交易日之匯率所帶來的累積影響，則按照交易日之匯率折算此等收入和支出；及

(iii) 所有匯兌差異均確認於權益帳內的一個分項。

在編製綜合帳時，折算海外實體投資淨額和折算被指定為此等投資之對沖項目的借貸及其他貨幣工具而產生的匯兌差異，均列入股東權益帳內。當出售海外業務時，此等匯兌差異將於損益表內確認為出售收益或虧損的一部分。

因收購海外實體而產生之商譽及公平價值調整，均視作為該海外實體之資產及負債處理，並於結算日的匯率折算。

2 會計政策變動（續）

(b) 新會計政策（續）

2.3 物業、器材及設備

本集團於每年結算日檢討資產的剩餘價值和有用年限，並作出適當的調整。

2.4 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司、聯營公司及共同控制實體可辨認資產淨額公平價值之數額。附屬公司之收購商譽計入無形資產之內。聯營公司及共同控制實體之收購商譽計入聯營公司及共同控制實體之投資。本集團每年評估商譽減值，並按成本值減累積減值虧損列帳。出售實體之收益及虧損，已計入與售出實體相關的商譽帳面值。

為方便評估減值情況，商譽被撥入現金產生單位。

2.5 資產減值

並無可用期限的資產毋須攤銷，但此等資產每年均接受至少一次減值評估。如發生任何可能導致未能收回資產帳面值的事項或環境變化，本集團亦會檢討該資產的減值情況。至於須攤銷的資產，如發生任何可能導致未能收回資產帳面值的事項或環境變化，本集團將檢討該資產的減值情況。減值虧損為資產帳面值超越其可收回價值之數額。可收回價值為資產公平價值減出售成本後之價值，與其使用價值之間的較高者。為了評估資產減值，本集團按可獨立地確認其現金流量 (現金產生單位) 的最低水平劃分資產類別。

2.6 投資

二〇〇四年一月一日至二〇〇四年十二月三十一日期間：

本集團將其證券投資 (附屬公司、聯營公司及共同控制實體除外) 歸類為投資證券及其他投資。

(a) 投資證券

投資證券乃按成本值減任何減值虧損準備列帳。個別投資之帳面值在每年結算日均作檢討，以評估其公平價值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須撇減至其公平價值。減值虧損在損益表中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(b) 其他投資

其他投資按公平值列帳。在每年結算日，其他投資之公平值變動而引致之未變現盈虧淨額均在損益表中確認。出售其他投資之盈利或虧損是指出售所得款項淨額與帳面值之差額，並於產生時在損益表確認。

由二〇〇五年一月一日起：

本集團將投資項目劃分為以下類別：按公平價值列入損益帳的金融資產、貸款及應收款，以及可出售金融資產。分類方法乃取決於投資項目之收購目的。管理層將於始初確認時為其投資項目分類，並於每個報告日重新評估此項分類。

(a) 按公平價值列入損益帳的金融資產

此類別可細分為兩個類別：分別是持作買賣及最初已指定按公平價值列入損益帳的金融資產。如所收購的資產主要是為了在短期內出售，或須按管理層指定，則劃分為此類別。衍生工具亦會被劃分為持作買賣，被指定為對沖項目者則屬例外。若此類別的資產為持作買賣用途，或預期於結算日起計的十二個月內變現，則劃分為流動資產。

2 會計政策變動（續）

(b) 新會計政策（續）

2.6 投資（續）

(b) 貸款及應收款

貸款及應收款均設有固定或可確定付款金額，以及不會在活躍市場上市的非衍生金融資產。此等資產在本集團直接向欠債人提供金錢、貨品或服務，而無計劃買賣該等應收款的情況下產生。此等項目已計入流動資產之內，但由資產負債表結算日起計十二個月後方到期的項目則劃分為非流動資產。貸款及應收款均計入資產負債表的貿易應收款及其他應收款(附註 2.7)。

(c) 可出售金融資產

可出售金融資產為非衍生項目，無論是否劃分為此類別。除非管理層計劃於結算日起計十二個月內出售有關投資，否則可出售金融資產將計入非流動資產內。

投資項目的收購及出售，均於交易日(即本集團承諾收購或出售該資產當日)確認。投資項目初步按照公平價值確認，並列出所有並無按照公平價值列入損益帳的金融資產之交易成本。當本集團從該等投資項目收取現金流量的權利已到期或已被轉讓，或本集團已大致上將擁有權的所有風險和回報轉移，則會註銷該等投資項目。按公平價值列入損益帳的金融資產其後按公平價值列帳，而可出售金融資產則按成本值減累積減值列帳。貸款及應收款項均以實際利率法按經攤銷成本列帳。按公平價值列入損益帳之金融資產，如其公平價值出現變動，所產生的已變現及未變現收益及虧損均於產生期內列入損益表。被劃分為可出售金融資產的非貨幣證券，如其公平價值出現變動，所產生的未變現收益及虧損將於權益帳確認。若劃分為可出售的證券已出售或減值，其累積公平價值調整將列入損益表，作為投資證券收益或虧損。

上市投資項目的公平價值乃根據現時的買價計算，至於投資未能在活躍市場上獲得市場報價並無法可靠計算其公平價值的可出售金融資產，則按成本值減累積減值列帳。

本集團將於每年結算日評估金融資產或一組金融資產有無出現減值的客觀證據。若股票證券被劃分為可出售金融資產，在判斷該證券有無減值時，須考慮其公平價值是否大幅或長期低於其成本。如可出售金融資產出現此等跡象，其累積虧損 (收購成本與現時公平價值之差額，減去該金融資產之前在損益表確認的任何減值虧損) 將從權益帳扣除，並於損益表內確認。於損益表確認的股本工具減值虧損不會透過損益表撥回。

2.7 貿易應收款及其他應收款

貿易應收款及其他應收款最初按公平價值確認，其後則以實際利率法按經攤銷成本值計算，並須扣除減值撥備。如有客觀證據顯示本集團無法按照應收款的原來條款收取所有欠款，則須為貿易應收款及其他應收款作出減值撥備。撥備額為資產帳面值與估計未來現金流量按實際利率折算之現值兩者的差額，並於損益表確認 。

2.8 借貸

借貸最初乃按公平價值 (扣除已產生的交易成本) 確認。交易成本為直接歸屬予金融資產或金融負債之購買、發行或出售的增量成本，其中包括付予代理、顧問、經紀及交易商的費用和佣金、規管機構和證券交易所所收取的費用，以及轉讓稅和關稅。借貸其後按經攤銷成本列帳，如扣除交易成本之後的收益和贖回價值出現差額，則於借貸期內以實際利率法在損益表內確認。

除非本集團有權無條件將債務結算日期遞延至結算日後至少十二個月，否則借貸將被劃分為流動負債。

3 財務風險管理

財務風險因素

本集團的業務承受各種財務風險，例如市場風險 (包括外匯風險及價格風險)、信貸風險和現金流量利率風險等。本集團的整體風險管理計劃針對金融市場的不穩定性，著眼於盡量減少本集團之財務表現所受的潛在負面影響。

(a) 市場風險

(i) 外匯風險

本集團經營國際業務，須承受不同貨幣所產生的外匯風險，主要為與港幣有關的風險。來自海外業務的未來商業交易、資產及負債確認，以及投資淨額的外匯風險，均由於本集團的結算貨幣與附屬公司的功能貨幣不同所致。

為了管理日後進行商業交易及確認資產和負債而產生的外匯風險，本集團的附屬公司使用由本集團和金融機構訂立之遠期合約。

本集團在海外業務持有若干投資，其資產淨額承受外幣風險。

(ii) 價格風險

本集團承受股票證券的價格風險，因為本集團所持有的投資項目，均於綜合資產負債表上劃分為「可出售金融資產」或「按公平價值列入損益帳的金融資產」。

(b) 信貸風險

本集團的信貸風險並無過度集中，但已制訂政策，確保只向信貸記錄良好或能出示銀行擔保的客戶銷售產品和服務。

(c) 現金流量利率風險

由於本集團並無重大的附息資產，因此其收入和營運現金流量大致上不會受市場利率變動影響。

4 關鍵的會計估算及判斷

為了編製簡明綜合財務資料，本集團須作出會計估算和判斷。本集團根據以往經驗和其他因素，包括預期日後在合理情況下相信會出現的事件，對所作的會計估算和判斷進行評估。

本集團就未來作出估算和假設，而所得出的會計估算難免偏離實際的相關業績。以下估算和假設有很大機會令下一個財政年度的資產及負債帳面值出現重大調整。

(a) 商譽減值

本集團每年均按照附註2.4所述會計政策的規定，為商譽進行減值評估。而現金產生單位的可收回金額，則按照使用價值計算。計算過程中須採用管理層對未來營運狀況和除稅前貼現率所作出的估算和假設，以及其他與計算使用價值有關的假設。

(b) 貿易應收款

本集團定期檢討貿易應收款的帳齡，以確保可收回貿易應收款結餘，並可於協定的信貸期逾期後即時採取跟進行動。然而，收帳不時會出現延誤。當貿易應收款的可收回機會存疑，本集團則會根據客戶的信貸狀況、貿易應收款結餘的帳齡分析和撇帳紀錄，提撥呆壞帳特別準備。若干應收款可初步確認為可收回，但其後可能無法收回而須於損益表內撇銷。如未能為收回機會出現變化的貿易應收款作出撥備，可能會對未來的營運業績構成影響。

4 關鍵的會計估算及判斷（續）

(c) 固定資產的有用年限

本集團根據香港會計準則第16號的規定估計固定資產的有用年限，從而判斷所須列帳的折舊支出。本集團於購入資產之時，根據以往經驗、資產的預期使用量、損耗程度，以及技術會否因市場需求或資產產能有變而變成過時，估計其可用年限。本集團並會於每年作出檢討，以判斷為資產有用年限所作出的假設是否仍然合理。

(d) 非流動資產減值

如發生觸發事件，顯示資產的帳面值可能無法收回，本集團將評估該資產的帳面值。觸發事件包括資產市值暴跌、營商或規管環境轉變，或若干法律事件。管理層詮釋此等事件前，須判斷有關事件是否已經發生。

如發生觸發事件，本集團將評估非流動資產的帳面值，以評估其可收回金額是否已跌至低於其帳面值。可收回金額為本集團預期日後使用該資產估計可獲得的未來現金流量淨額的現值，加上出售該資產的剩餘價值。如非流動資產的可收回金額低於其帳面值，本集團將確認減值虧損，將資產值撇減至相等於其可收回金額。

5 分部資料

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務：

免費電視廣播 - 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 - 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 - 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 - 於中國內地、台灣、香港及其他地方編製及分銷電視頻道
其他業務 - 動畫製作、商品分銷服務、入門網站、雜誌出版及其他有關服務

本集團分部間的交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

5 分部資料（續）

主要報告形式 — 業務分部資料（續）

期內本集團之營業額及業績按業務分部分析如下：

	截至二〇〇五年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	**910,188**	**285,235**	**128,761**	**490,399**	**38,741**	**-**	**1,853,324**
分部間之銷售	**303**	**48,480**	**-**	**7,115**	**3,797**	**(59,695)**	**-**
	910,491	**333,715**	**128,761**	**497,514**	**42,538**	**(59,695)**	**1,853,324**
分部業績(附註)	**302,528**	**187,517**	**18,672**	**108,198**	**4,308**	**553**	**621,776**
按公平價值列入損益帳的金融資產的公平價值變動							**148,778**
融資成本							**(970)**
應佔虧損							
共同控制實體	**-**	**-**	**-**	**(30)**	**(4,215)**		**(4,245)**
聯營公司	**-**	**-**	**-**	**(98,873)**	**-**		**(98,873)**
扣除所得稅前溢利							**666,466**
所得稅開支							**(115,266)**
期內溢利							**551,200**

附註：截至二〇〇五年六月三十日止六個月，本集團並無正值起動階段之業務(即開始商業營運不多於五年)。

以下為損益表所包括的其他分部項目：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
折舊	**95,628**	**3,471**	**6,450**	**26,973**	**1,226**		**133,748**
攤銷租賃土地	**2,284**	**-**	**-**	**-**	**-**		**2,284**
商譽減值	**-**	**-**	**-**	**5,894**	**-**		**5,894**

5 分部資料（續）

主要報告形式 — 業務分部資料（續）

	截至二〇〇四年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	828,497	285,721	97,698	432,719	50,907	-	1,695,542
分部間之銷售	541	47,733	106	7,103	3,879	(59,362)	-
	829,038	333,454	97,804	439,822	54,786	(59,362)	1,695,542
分部業績(附註)	95,239	184,781	(6,678)	76,499	8,987	754	359,582
融資成本							(4,003)
應佔虧損							
共同控制實體	-	-	-	4	(1,915)		(1,911)
聯營公司	-	-	-	(76,853)	-		(76,853)
扣除所得稅前溢利							276,815
所得稅開支							(42,760)
期內溢利							234,055

附註：上述業務分部包括正值起動階段之業務(即開始商業營運不多於五年)，而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	72,368	-	11,848		84,216
分部業績	-	-	21,164	-	3,166		24,330

以下為損益表所包括的其他分部項目：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
折舊	96,088	3,304	9,824	25,896	2,302		137,414
攤銷租賃土地	2,284	-	-	-	-		2,284
攤銷商譽	-	-	2,799	899	-		3,698

5　分部資料（續）

主要報告形式 — 業務分部資料（續）

於二〇〇五年六月三十日的分部資產及負債，以及截至該日止六個月內的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	3,025,786	187,886	142,510	841,460	139,734	4,337,376
共同控制實體權益	-	-	-	-	10,537	10,537
聯營公司權益	138,677	-	-	47,276	-	185,953
非買賣證券	-	3	-	203	-	206
承資公司借款	-	6,324	-	-	-	6,324
按公平價值列入損益帳的金融資產	-	-	-	338,210	-	338,210
未分配資產						60,268
總資產						4,938,874
分部負債	217,059	111,595	61,098	143,297	15,885	548,934
按公平價值列入損益帳的金融資產應付款項	-	-	-	189,432	-	189,432
未分配負債						304,587
						1,042,953
資本開支	38,818	3,567	739	13,180	286	56,590

5 分部資料（續）

主要報告形式 — 業務分部資料（續）

於二○○四年十二月三十一日的分部資產及負債，以及截至二○○四年六月三十日止六個月內的資本開支如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	3,201,734	195,608	141,685	621,002	147,191	4,307,220
共同控制實體權益	-	-	-	3,814	14,908	18,722
聯營公司權益	115,564	-	-	146,149	-	261,713
非買賣證券	-	3	-	2,164	1,538	3,705
承資公司借款	-	14,263	-	-	-	14,263
按公平價值列入損益帳的金融資產	-	-	-	189,432	-	189,432
未分配資產						37,855
總資產						4,832,910
分部負債	258,362	88,972	60,744	141,655	20,591	570,324
按公平價值列入損益帳的金融資產應付款項	-	-	-	189,432	-	189,432
未分配負債						285,958
						1,045,714
資本開支	53,966	3,380	1,214	8,312	1,616	68,488

分部資產主要包括預繳營運租約費用、物業、器材及設備、無形資產、存貨、應收款及營運現金，但其中不包括遞延稅項及投資。

分部負債包括營運負債，但不包括稅項及借貸項目。

資本開支包括租賃土地、物業、器材及設備添置項目。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、分銷電視頻道、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道業務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要為電視節目發行及分銷

5 分部資料（續）

次要報告形式 — 地區分部資料（續）

期內本集團之營業額及經營溢利／(虧損)按地區分部分析如下：

	營業額		經營溢利／(虧損)	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
地區分部：				
香港	**1,054,239**	948,741	**357,210**	111,704
台灣	**371,271**	345,870	**69,672**	87,153
美國及加拿大	**108,560**	104,255	**56,935**	63,467
澳洲	**34,080**	29,563	**(2,831)**	(7,302)
歐洲	**49,077**	28,938	**8,661**	(21,666)
中國內地	**58,176**	44,021	**35,444**	20,016
馬來西亞及新加坡	**153,702**	174,755	**84,500**	94,982
其他國家	**24,219**	19,399	**12,185**	11,228
	1,853,324	1,695,542	**621,776**	359,582
按公平價值列入損益帳的金融資產的公平價值變動			**148,778**	
			770,554	

銷售額乃按照客戶所在地區計算，地區分部之間並無任何銷售。

	總資產		資本開支	
	六月三十日	十二月三十一日	截至六月三十日止六個月	
	二〇〇五	二〇〇四	二〇〇五	二〇〇四
	港幣千元	港幣千元	港幣千元	港幣千元
香港	**3,335,215**	3,406,310	**41,836**	55,530
台灣	**644,967**	540,143	**13,113**	8,265
美國及加拿大	**116,813**	123,375	**950**	2,600
澳洲	**19,137**	16,113	**159**	601
歐洲	**81,168**	88,195	**522**	558
中國內地	**26,368**	21,806	**-**	908
馬來西亞及新加坡	**77,796**	78,750	**-**	-
其他國家	**35,912**	32,528	**10**	26
	4,337,376	4,307,220	**56,590**	68,488
共同控制實體權益	**10,537**	18,722		
聯營公司權益	**185,953**	261,713		
非買賣證券	**206**	3,705		
承資公司借款	**6,324**	14,263		
按公平價值列入損益帳的金融資產	**338,210**	189,432		
未分配資產	**60,268**	37,855		
	4,938,874	4,832,910		

總資產及資本開支均按其所在地分配。

6 資本開支

	商譽	物業、器材及設備	租賃土地
	港幣千元	港幣千元	港幣千元
二〇〇五年一月一日之期初帳面淨值	55,342	2,049,844	192,984
收購附屬公司之少數股東權益(附註)	115,285	-	-
添置	-	56,590	-
出售	-	(3,815)	-
折舊／攤銷支出(附註16)	-	(133,748)	(2,284)
減值支出(附註16)	(5,894)	-	-
匯兌差異	-	10,332	-
二〇〇五年六月三十日之期末帳面淨值	**164,733**	**1,979,203**	**190,700**
二〇〇四年一月一日之期初帳面淨值	62,739	2,167,680	197,551
添置	-	68,488	-
出售	-	(670)	-
折舊／攤銷支出(附註16)	(3,698)	(137,414)	(2,284)
減值支出撥回	-	7,210	-
匯兌差異	-	(5,514)	-
二〇〇四年六月三十日之期末帳面淨值	59,041	2,099,780	195,267
添置	-	74,659	-
出售	-	(213)	-
折舊／攤銷支出	(3,699)	(135,004)	(2,283)
匯兌差異	-	10,622	-
二〇〇四年十二月三十一日之期末帳面淨值	55,342	2,049,844	192,984

附註：二〇〇五年三月二十一日，本集團以現金作價新台幣900百萬元(約港幣220,950,000元)，向聯意製作股份有限公司(「聯意」)的少數股東收購該公司30%的權益。本集團所佔之聯意收購作價較所收購之30%權益高出新台幣470百萬元(約港幣115,285,000元)，並已確認為商譽。

7 商譽

商譽減值評估

本集團因應經營地區及業務類別，按所確認之現金產生單位分配商譽。

7 商譽（續）

按業務類別分配的商譽摘要如下：

	二〇〇五年六月三十日		
	海外衛星收費電視業務	頻道業務	總額
	港幣千元	港幣千元	港幣千元
歐洲	**49,448**	**-**	**49,448**
台灣	**-**	**115,285**	**115,285**
	49,448	**115,285**	**164,733**

	二〇〇四年十二月三十一日		
	海外衛星收費電視業務	頻道業務	總額
	港幣千元	港幣千元	港幣千元
歐洲	49,448	-	49,448
台灣	-	5,894	5,894
	49,448	5,894	55,342

現金產生單位的可收回金額乃按照使用價值計算。本集團根據管理層所批核的五年財務預算，按預期的現金流量計算使用價值。有關增長率不會超越現金產生單位的長期平均增長率。減值評估將於年底進行，以配合於年底完成的年度預算制訂工作。

8 貿易應收款及其他應收款、預付款及按金

	六月三十日 二〇〇五	十二月三十一日 二〇〇四
	港幣千元	港幣千元
應收款：		
聯營公司	**136,934**	43,735
一家承資公司	**-**	2,167
有關連人士	**37,535**	48,349
貿易應收款	**808,197**	841,758
減：應收款減值撥備	**(71,878)**	(66,885)
預付款、按金及其他應收款	**176,066**	155,832
儲稅券 (附註 21(b))	**23,989**	-
	1,110,843	1,024,956

8 貿易應收款及其他應收款、預付款及按金（續）

本集團實施信貸政策管理，為本集團大部分符合本集團之信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則須貨到付款、預付款或提供銀行擔保。於二〇〇五年六月三十日及二〇〇四年十二月三十一日，包括來自聯營公司、一家承資公司及有關連人士之貿易應收款結欠的應收款帳齡分析如下：

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
即期	**340,596**	403,890
一至兩個月	**255,832**	209,821
二至三個月	**143,552**	131,528
三至四個月	**86,651**	65,386
四至五個月	**42,140**	29,430
五個月以上	**103,753**	66,897
	972,524	906,952
貿易應收款：		
第三方	**808,197**	841,758
聯營公司、一家承資公司及有關連人士	**164,327**	65,194
應收聯營公司及有關連人士的非貿易款項	**10,142**	29,057
	982,666	936,009

本集團的大量客戶分散世界各地，因此其貿易應收款的信貸風險並不集中。

貿易應收款及其他應收款的帳面值與其公平價值大致相若。

9 按公平價值列入損益帳的金融資產

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
按公平價值列帳的非上市證券 - 持作買賣	**338,210**	189,432

附註： 非上市證券是指本集團持有的 Galaxy Satellite TV Holdings Limited（「GSTV」）51%權益，其於二〇〇五年六月三十日的公平價值相等於本集團按照二〇〇五年四月二十一日的買賣協議，向獨立第三方出售這批證券的作價。是項交易已於二〇〇五年八月十二日完成，惟本集團須向GSTV注入股本餘額港幣376,882,000元。本集團將於二〇〇五年十二月三十一日前將會完成此項股本注資。

10 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二〇〇四年及二〇〇五年一月一日及二〇〇五年六月三十日	**1,300,000,000**	**65,000**
發行及實收：		
二〇〇四年及二〇〇五年一月一日及二〇〇五年六月三十日	**438,000,000**	**21,900**

11 其他儲備

	股份溢價	普通儲備	資本儲備	法定儲備	資本贖回儲備	匯兌金額	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇四年一月一日結餘	602,026	70,000	864	7,831	40,118	(26,468)	694,371
匯兌差異：							
- 本集團	-	-	-	-	-	(2,632)	(2,632)
- 共同控制實體	-	-	-	-	-	(95)	(95)
於權益帳直接確認之匯兌金額	-	-	-	-	-	(1,033)	(1,033)
二〇〇四年六月三十日結餘	602,026	70,000	864	7,831	40,118	(30,228)	690,611
匯兌差異：							
- 本集團	-	-	-	-	-	8,625	8,625
- 共同控制實體	-	-	-	-	-	186	186
撥自保留盈餘	-	-	-	1,415	-	-	1,415
於權益帳直接確認之匯兌金額	-	-	-	-	-	(1,848)	(1,848)
二〇〇四年十二月三十一日結餘	602,026	70,000	864	9,246	40,118	(23,265)	698,989
二〇〇五年一月一日結餘	602,026	70,000	864	9,246	40,118	(23,265)	698,989
匯兌差異：							
- 本集團	-	-	-	-	-	909	909
- 共同控制實體	-	-	-	-	-	7,474	7,474
二〇〇五年六月三十日結餘	**602,026**	**70,000**	**864**	**9,246**	**40,118**	**(14,882)**	**707,372**

12 貿易應付款及其他應付款及應計費用

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
應付款：		
聯營公司	**3,177**	1,551
有關連人士	**235**	1,037
第三方	**83,608**	85,232
其他應付款及應計費用	**438,293**	450,383
按公平價值列入損益帳之金融資產應付款項	**189,432**	189,432
	714,745	727,635

於二〇〇五年六月三十日及二〇〇四年十二月三十一日，包括應付予聯營公司及有關連人士之貿易應付款帳齡分析如下：

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
即期	**47,105**	59,805
一至兩個月	**30,846**	21,877
二至三個月	**4,083**	1,662
三至四個月	**1,469**	1,108
四至五個月	**959**	1,095
五個月以上	**2,558**	2,273
	87,020	87,820

13 借貸

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
非流動		
長期銀行貸款	**-**	48,683
流動		
長期銀行貸款之流動部分	**-**	5,366
其他長期貸款之流動部分	**-**	4,253
融資租賃責任	**-**	83
短期銀行貸款	**-**	2,338
銀行透支	**1,460**	-
	1,460	12,040
借貸總額	**1,460**	60,723

13 借貸（續）

於二〇〇四年十二月三十一日，本集團之銀行貸款及其他貸款合共港幣58,302,000元，均以土地及樓宇抵押，其帳面淨值為港幣109,894,000元。

借貸之還款期如下：

	二〇〇五年六月三十日	二〇〇四年十二月三十一日		
	銀行透支	銀行貸款	其他貸款	總額
	港幣千元	港幣千元	港幣千元	港幣千元
第一年	**1,460**	7,704	4,253	11,957
第二年	-	5,623	-	5,623
第三至第五年	-	18,534	-	18,534
五年以上	-	24,526	-	24,526
	1,460	56,387	4,253	60,640

於二〇〇五年六月三十日及二〇〇四年十二月三十一日，本集團之融資租賃負債之還款期如下：

	六月三十日 二〇〇五	十二月三十一日 二〇〇四
	港幣千元	港幣千元
第一年 - 現值	-	83

貸款帳面值是按以下貨幣結算：

	六月三十日 二〇〇五	十二月三十一日 二〇〇四
	港幣千元	港幣千元
新台幣	-	54,049
英鎊	**1460**	2,338
美元	-	4,253
澳元	-	83
	1,460	60,723

14 撥備

	逆況合約
	港幣千元
於二〇〇五年一月一日	15,906
減：期內已動用	(12,773)
於二〇〇五年六月三十日	**3,133**

14 撥備（續）

撥備總額分析

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
非流動	-	1,045
流動	**3,133**	14,861
	3,133	15,906

15 其他收益

	截至六月三十日止六個月 二〇〇五 港幣千元	二〇〇四 港幣千元
利息收入	**9,155**	753
其他	**17,451**	17,780
	26,606	18,533

16 支出類別

包括銷售成本、銷售、分銷及播送成本，以及總務及行政開支的支出分析如下：

	截至六月三十日止六個月 二〇〇五 港幣千元	二〇〇四 港幣千元
折舊 - 自置固定資產	**133,747**	137,388
折舊 - 租賃固定資產	**1**	26
租賃土地攤銷	**2,284**	2,284
節目、影片版權及盤存成本	**519,201**	627,032
商譽減值	**5,894**	-
商譽攤銷	-	3,698

17 融資成本

	截至六月三十日止六個月	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
銀行透支、銀行貸款及其他貸款之利息	**970**	3,975
融資租賃之利息	**-**	28
融資成本總額	**970**	4,003

18 所得稅開支

香港利得稅乃按照期內估計應課稅溢利以稅率17.5% (二〇〇四年：17.5%)提撥準備。海外利得稅則根據期內估計應課稅溢利按本集團經營業務地區之現行稅率計算。

	截至六月三十日止六個月	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
當期稅項：		
- 香港利得稅	**70,795**	3,764
- 海外稅項	**15,847**	20,331
- 過往期間準備(剩餘) / 不足	**(222)**	110
遞延所得稅	**28,846**	18,555
	115,266	42,760

19 每股盈利

每股盈利乃按本公司股東應佔本集團溢利港幣545,357,000元 (二〇〇四年：港幣217,465,000元) 及截至二〇〇五年及二〇〇四年六月三十日止六個月內已發行股份438,000,000股計算。

20 股息

	截至六月三十日止六個月	
	二〇〇五	二〇〇四
	港幣千元	港幣千元
擬派中期股息每普通股港幣0.25元 (二〇〇四年：港幣0.20元) (附註 (a) 及 (c))	**109,500**	87,600

20 股息（續）

附註：

(a) 於二〇〇四年九月一日舉行之會議上，董事局宣派截至二〇〇四年十二月三十一日止年度之中期股息每普通股港幣0.20元，並於二〇〇四年九月三十日派發。

(b) 於二〇〇五年三月二十三日舉行之會議上，董事局擬派截至二〇〇四年十二月三十一日止年度之末期股息每普通股港幣0.80元，並於二〇〇五年六月三日派發及於截至二〇〇五年六月三十日止六個月之簡明綜合財務資料內列作保留盈餘分派。

(c) 於二〇〇五年八月三十一日舉行之會議上，董事局宣派截至二〇〇五年十二月三十一日止年度之中期股息每普通股港幣0.25元。此項擬派股息並無於此簡明綜合財務資料內列作應付股息，惟將於截至二〇〇五年十二月三十一日止年度列作保留盈餘分派。

21 或有負債

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
(a) 作出擔保以取得銀行融資予一承資公司	**8,546**	8,756

(b) 二〇〇五年三月，本集團收到香港稅務局有關一九九八年至一九九九年課稅年度之利得稅補加評稅通知書。根據本集團在海外進行的節目發行及分銷業務之溢利計算，利得稅補加評稅之總額為港幣98,277,000元。本集團以購入儲稅券為條件，獲當局批准延遲繳付稅款。本集團已於二〇〇五年五月購買總額為港幣23,989,000元的儲稅券。此外，本集團已為該等補加評稅提出反對。本集團認為反對理據充分，並決定為本集團之立場作出激烈的抗辯。因此，本集團認為不必為稅項作出額外撥備。

22 資本承擔

於結算日尚未實際發生之資本開支如下：

	六月三十日 二〇〇五 港幣千元	十二月三十一日 二〇〇四 港幣千元
物業、器材及設備		
經批准惟未簽約	**136,920**	184,390
經簽約惟未撥備	**23,062**	14,845
	159,982	199,235

本集團並無分佔共同控制實體的物業、器材及設備之資本承擔(二〇〇四年十二月三十一日：無)。

23 經營租賃承擔

於二〇〇五年六月三十日，本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃付款如下：

	二〇〇五年六月三十日		二〇〇四年十二月三十一日	
	土地及樓宇	器材及轉發器	土地及樓宇	器材及轉發器
	港幣千元	港幣千元	港幣千元	港幣千元
第一年內	**25,806**	**45,418**	37,077	62,427
第二至第五年內	**47,524**	**53,910**	51,892	60,557
五年後	**6,734**	**-**	11,769	5,537
	80,064	**99,328**	100,738	128,521

24 重大有關連人士交易

以下為本集團與有關連人士進行之交易：

	附註	截至六月三十日止六個月 二〇〇五	二〇〇四
		港幣千元	港幣千元
(i) 出售貨品及服務			
向其他有關連人士出售服務			
節目／頻道特許費	(a)	**63,516**	69,860
廣告代理費	(a)	**15,662**	14,075
管理費	(a)	**15,130**	-
廣告收入	(b)	**-**	10,224
租賃衛星設備及技術服務	(b)	**783**	3,854
租賃轉發器	(b)	**476**	2,581
節目特許費	(c)	**3,428**	3,117
向聯營公司出售服務			
節目／頻道特許費	(d)	**100,000**	73,563
頻道包裝服務費	(d)	**1,096**	-
下行傳輸服務費	(d)	**948**	-
廣告收入	(d)	**14,247**	-
租金收入及相關開支	(d)	**3,738**	3,135
		219,024	180,409
(ii) 購買貨品及服務			
向其他有關連人士購買服務			
租賃費用	(e)	**(8,866)**	(8,866)
光纖租賃費用	(b)	**(200)**	(983)
中繼頻道衛星節目信號服務費	(b)	**(392)**	(1,927)
節目／頻道特許費	(f)	**(2,431)**	(998)
供應網絡及電話系統	(g)	**(935)**	(2,648)
向聯營公司購買服務			
放送及衛星訊號上傳服務	(d)	**(18,477)**	(20,253)
		(31,301)	(35,675)

24 重大有關連人士交易（續）

附註：

(a) 此等費用是由MEASAT Broadcast Network Systems Sdn. Bhd.（「MEASAT」）支付。MEASAT 為本公司多家非全資附屬公司之少數股東的聯繫人士。

(b) 此等費用是由年代網際事業股份有限公司（「年代」）支付／(收取)。年代為本公司一家非全資附屬公司的少數股東，該非全資附屬公司已於二〇〇五年三月二十二日成為本公司的全資附屬公司。

(c) 此等費用是由 ASTRO Entertainment Networks Ltd.（「AENL」）支付。AENL 為本公司多家非全資附屬公司之少數股東的聯繫人士。

(d) 此等費用是由銀河衛星廣播有限公司（「銀河」）支付／(收取)。銀河為本公司的聯營公司。

(e) 此等租賃費用是向邵氏兄弟 (香港) 有限公司（「邵氏」）支付其出租之若干寫字樓及泊車位。該公司為本公司的主要股東。

(f) 此等費用是由 Celestial Television Networks Ltd.收取，該公司為本公司多家非全資附屬公司之少數股東的聯繫人士。

(g) 此等費用是由 Chevalier (Network Solutions) Limited（「CNSL」）收取。該公司負責供應、安裝及保養 PABX 系統及結構電纜網絡。整筆費用是以分期方式支付。CNSL 之控股公司之控權股東亦為本公司之董事。

(iii) 期終結餘

	六月三十日 二〇〇五 港幣千元	六月三十日 二〇〇四 港幣千元
應收其他有關連人士款項 (附註)	**37,535**	53,018
應收一家承資公司款項	**-**	2,186
應收聯營公司款項	**136,934**	1,900
	174,469	57,104
應付有關連人士款項	**235**	2,402
應付聯營公司款項	**3,177**	2,863
	3,412	5,265

附註：本集團已於二〇〇五年六月三十日為應收其他有關連人士款項作出減值撥備共港幣7,880,000元 (二〇〇四年六月三十日：港幣7,880,000元)。

24 重大有關連人士交易（續）

(iv) 貸款予有關連人士

	六月三十日 二〇〇五 港幣千元	六月三十日 二〇〇四 港幣千元
貸款予承資公司		
期初	**52,210**	51,085
收取借貸還款	**(7,408)**	-
利息費用	**208**	417
利息收取	**(208)**	(417)
匯兌差異	**(560)**	1,125
期終	**44,242**	52,210
減：貸款減值撥備	**(37,918)**	(37,947)
	6,324	14,263
貸款予聯營公司		
期初	**133,397**	115,564
利息費用	**5,280**	17,833
期終	**138,677**	133,397

除了一筆總值加幣999,000元(二〇〇四年十二月三十一日：加幣1,275,000元)的貸款是按加元最優惠利率加2%來計算年息外，所有承資公司借款均無抵押、無息，而且無固定還款期。

聯營公司貸款為無抵押貸款，按年息8%以複利計算。本金及累計利息須分兩期於二〇〇七年二月二十日及二〇〇八年二月二十日向本公司支付。如該聯營公司在上述任何一個日期前公開上市，則須提早償還未償本金及累計利息。

獨立審閱報告

致電視廣播有限公司董事局(於香港註冊成立之有限公司)

引言

本所已按香港電視廣播有限公司(「貴公司」)指示，審閱第54至83頁所載的中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報告的編製須符合香港會計師公會頒布的會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事局批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事局報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒布的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部分，本所並無發現任何須在截至二〇〇五年六月三十日止六個月的中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二〇〇五年八月三十一日

Television Broadcasts Limited
TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong.